03019888

AR/S

P.E. 12-31-02

RECD S.E.C.
APR - 7 2003
1086

Grand Central Financial Corp.

2002 ANNUAL REPORT

PROCESSED
APR 09 2003
THOMSON FINANCIAL

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[X] **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2002

[ ] **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File Number: 0-25045

GRAND CENTRAL FINANCIAL CORP.
(Name of small business issuer in its charter)

Delaware	34-1877137
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
601 Main Street, Wellsville, Ohio	43968
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (330) 532-1517

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $.01 per share
(Title of Class)

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES __X__ NO ____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

As of December 31, 2002, the Registrant's revenues were $7.7 million.

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of February 27, 2003 was approximately $16,854,231. As of February 27, 2003, there were 1,645,921 shares of the Registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2003 Annual Meeting of Stockholders to be held on April 23, 2003 are incorporated herein by reference to Part III of this Form 10-KSB.

Transitional Small Business Disclosure Format (Check One): YES ____; NO __X__

INDEX

			Page
PART I			
	Item 1.	Description of Business	3
	Item 2.	Description of Property	29
	Item 3.	Legal Proceedings	29
	Item 4.	Submission of Matters to a Vote of Security Holders	29
PART II			
	Item 5.	Market for Common Equity and Related Stockholder Matters	30
	Item 6.	Management's Discussion and Analysis or Plan of Operation	31
	Item 7.	Financial Statements	40
	Item 8.	Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	41
PART III			
	Item 9.	Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act	41
	Item 10.	Executive Compensation	41
	Item 11.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	41
	Item 12.	Certain Relationships and Related Transactions	41
PART IV			
	Item 13.	Exhibits and Reports on Form 8-K	42
	Item 14.	Controls and Procedures	43
SIGNATURES			
CERTIFICATIONS			

Certain statements contained in this report that are not historical facts are forward-looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

PART I

Item 1. Description of Business.

General

Grand Central Financial Corp. (the "Company") was organized as a Delaware corporation in September 1998 as the holding company for Central Federal Savings and Loan Association (the "Association") in connection with the Association's conversion from a mutual to stock form of organization. As a savings and loan holding company, the company is subject to regulation by the Office of Thrift Supervision (the "OTS"). Currently, the Company does not transact any material business other than through the Association. At December 31, 2002, the Company had total assets of $110.5 million and stockholders' equity of $17.6 million.

The Association is a community-oriented savings institution which was originally organized in 1892. The Association's principal business consists of attracting deposits from the general public in its primary market area and investing those deposits and other funds, generated from operations, and from Federal Home Loan Bank of Cincinnati ("FHLB") advances, primarily in conventional mortgage loans secured by single-family residences. The Association also invests in consumer loans, primarily indirect automobile loans and loans originated directly or on the Association's behalf by automobile dealers at the time of sale. To a significantly lesser extent, the Association invests in home equity, multi-family, commercial real estate, construction and land loans. The Association also invests in mortgage-backed securities, primarily those guaranteed or insured by government agencies such as Ginnie Mae, Fannie Mae and Freddie Mac, and other investment grade securities. The Association's revenues are derived principally from the generation of interest and fees on loans originated and, to a lesser extent, interest and dividends on investment securities. The Association's primary sources of funds are retail savings deposits and, to a lesser extent, principal and interest payments on loans and investment securities, FHLB advances and proceeds from the sale of loans. The Association operates through its home office located in Wellsville, Ohio, and a full service branch office in East Liverpool, Ohio.

Market Area and Competition

The Association's primary market area is a competitive market for financial services and the Association faces significant competition both in making loans and in attracting deposits. The Association faces direct competition from a number of financial institutions operating in its market area, many with a state-wide or regional presence, and in some cases, a national presence. Many of these financial institutions are significantly larger and have greater financial resources than the Association. The Association's competition for loans comes principally from savings institutions, mortgage banking companies, commercial banks and credit unions. Its most direct competition for deposits has historically come from savings institutions and commercial banks. In addition, the Association faces increasing competition for deposits and other financial products from non-bank institutions such as brokerage firms and insurance companies in mutual funds and annuities. Competition may also increase as a result of the lifting of restrictions on the interstate operations of financial institutions.

Lending Activities

Loan Portfolio Composition. The Association's loan portfolio consists primarily of conventional first mortgage loans secured by single-family residences. At December 31, 2002, the Association had gross loans receivable of $63.1 million, of which $48.4 million were single-family, residential mortgage loans, or 76.6% of the Association's gross loans receivable. The remainder of the portfolio consisted of: consumer loans of $13.0 million, or 20.6% of gross loans receivable; $128,000 of construction and land loans, or .20% of gross loans receivable; $1.5 million of multi-family mortgage and commercial real estate loans, or 2.4% of gross loans receivable; and $120,000 of commercial loans, or .2% of gross loans receivable. At that same date, 70.1% of the Association's loan portfolio had fixed interest rates. The Association had no single-family residential mortgage loans held-for-sale at December 31, 2002.

The types of loans that the Association may originate are subject to federal and state law and regulations. Interest rates charged by the Association on loans are affected by the demand for such loans and the supply of money available for lending purposes and the rates offered by competitors. In turn, these factors are affected by, among other things, economic conditions, fiscal policies of the federal government, the monetary policies of the Federal Reserve Board and legislative tax policies.

The following table sets forth the composition of the Association's loan portfolio in dollar amounts and as a percentage of the portfolio at the dates indicated.

	At December 31,					
	2002		2001		2000	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
			(Dollars in thousands)			
Real estate loans:						
Single-family[1]	$ 48,365	76.62%	$ 59,246	74.57%	$ 64,234	73.93%
Multi-family and commercial	1,536	2.44	1,381	1.74	1,185	1.36
Construction	128	0.20	675	0.85	810	0.93
Total real estate loans	50,029	79.26	61302	77.16	66,229	76.22
Consumer loans:						
Home equity loans	1,378	2.18	2,416	3.04	3,038	3.50
Automobile	10,719	16.98	15,549	19.57	17,292	19.90
Other	876	1.39	—	—	—	—
Total consumer loans	12,973	20.55	17,965	22.61	20,330	23.40
Commercial loans	120	0.19	184	0.23	331	0.38
Total loans	63,122	100.00%	79,451	100.00%	86,890	100.00%
Less:						
Deferred loan origination fees and discounts	(196)		(287)		(271)	
Allowance for loan losses	(361)		(373)		(354)	
Total loans, net	$ 62,565		$ 78,791		$ 86,265	

(1) Includes loans held-for-sale.

Loan Maturity. The following table shows the remaining contractual maturity of the Association's commercial and construction loans at December 31, 2002. The table does not include the effect of future principal prepayments.

	At December 31, 2002		
	Construction (1)	Commercial	Total
	(Dollars in thousands)		
Amounts due in:			
One year or less	$ —	$ 46	$ 46
After one year:			
More than one year to three years	-	46	46
More than three years to five years	-	146	146
More than five years to 10 years		329	329
More than 10 years to 15 years	128	547	675
More than 15 years	—	541	541
Total amount due	$ 128	$ 1,655	$ 1,783

(1) Construction loans, which consist of loans to the owner for the construction of single-family residences, automatically convert to permanent financing upon completion of the construction phase.

The following table sets forth, at December 31, 2002, the dollar amount of commercial loans contractually due after December 31, 2003, and whether such loans have fixed interest rates or adjustable interest rates.

	Due After December 31, 2003		
	Fixed	Adjustable	Total
	(Dollars in thousands)		
Commercial loans	$ 1,417	$ 238	$ 1,655

Origination of Loans. The Association's mortgage lending activities are conducted through its home office and its branch office. Although the Association may originate both adjustable-rate and fixed-rate mortgage loans, a substantial majority of the Association's loan originations have been fixed-rate mortgage loans. The Association's ability to originate loans depends upon the relative customer demand for fixed-rate or adjustable-rate mortgage loans, which is affected by the current and expected future level of interest rates. The Association has not emphasized the origination of adjustable-rate mortgage loans due to the relatively low demand for such loans in the Association's primary market area. The Association sells a portion of the mortgage loans that it originates, primarily to Freddie Mac, and retains only loans that bear an interest rate above levels established from time to time by the Association's board of directors based on current market rates. At December 31, 2002, there were no single-family residential mortgage loans categorized as held-for-sale. The Association also emphasizes the origination of home equity loans and construction loans secured primarily by owner-occupied properties.

The following table sets forth the Association's loan originations, purchases, sales and principal repayments for the periods indicated:

	For the Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Loans at beginning of period	$78,791	$86,265	$73,324
Originations:			
Real estate:			
Single-family	14,447	23,462	16,938
Multi-family and commercial	450	458	313
Construction	306	1,034	1,137
Consumer	5,063	8,367	12,071
Commercial	120	27	389
Total loans originated	20,386	33,348	30,848
Principal loan repayments and prepayments	(16,180)	(29,166)	(17,459)
Loan sales	(20,005)	(11,430)	(410)
Transfers to REO	(151)	(145)	—
Change in unearned origination fees	(288)	(62)	(53)
Change in allowance for loan losses	12	(19)	15
Net loan activity	(16,226)	(7,474)	12,941
Loans at end of period(1)	$62,565	$78,791	$86,265

(1) Loans at end of period include loans in process of $116,000, $688,000 and $814,000 for fiscal years 2002, 2001 and 2000, respectively.

Single-Family Mortgage Lending. The primary lending activity of the Association has been and continues to be the origination of permanent conventional mortgage loans secured by single-family residences located in the Association's primary market area. The Association sells a portion of the fixed-rate loans that it originates. The Association retains the servicing rights on the loans it sells. The Association retains fixed-rate loans with a rate of interest higher than the level established by the Association's board of directors as high in relation to the current market based on Freddie Mac's levels. At December 31, 2002, the Association retained 30-year loans with a rate of interest of 7.5% or higher and 15-year loans with a rate of interest of 7.0% or higher. The Association generally retains for its portfolio any adjustable rate mortgage ("ARM") loans that it originates. Most single-family mortgage loans are underwritten according to Freddie Mac guidelines. Loan originations are obtained from the Association's loan officers and their contacts with the local real estate industry, existing or past customers, and members of the local communities. The Association primarily originates fixed-rate loans in the current low interest rate environment, but also offers adjustable-rate mortgage loans. At December 31, 2002, single-family mortgage loans totaled $48.5 million, or 76.9% of total loans at such date. At that date, of the Association's mortgage loans secured by single-family residences, $29.8 million, or 61.6%, were fixed-rate loans.

The Association's policy is to originate single-family residential mortgage loans in amounts up to 80% of the appraised value of the property securing the loan and up to 95% of the appraised value if private mortgage insurance is obtained. Mortgage loans originated by the Association generally include due-on-sale clauses which provide the Association with the contractual right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property without the

Association's consent. Due-on-sale clauses are an important means of adjusting the rates on the Association's fixed-rate mortgage loan portfolio and the Association exercises its rights under these clauses. The residential mortgage loans originated by the Association are generally for terms to maturity of up to 30 years.

The Association offers several adjustable-rate loan programs with terms of up to 25 years and interest rates that adjust either annually or every three years. Of the Association's mortgage loans secured by single-family residences, $6.5 million, or 11.0%, had adjustable rates. Certain of the Association's one-year ARM loans have a maximum adjustment limitation of 2% per year and a 6% lifetime cap on adjustments. The Association has additional one-year ARM loans that have no caps. The Association's three-year ARM loan has a maximum adjustment limitation of 1.5% per change and a 6% lifetime cap. The interest rate adjustments on ARM loans currently offered are indexed to the monthly average rate on a variety of established indices.

The volume and types of ARM loans originated by the Association have been affected by such market factors as the level of interest rates, consumer preferences, competition and the availability of funds. In recent years, demand for ARM loans in the Association's primary market area has been weak due to the low interest rate environment and consumer preference for fixed-rate loans. Consequently, in recent years the Association has not originated a significant amount of ARM loans as compared to its originations of fixed-rate loans. The ARM loans offered by the Association do not provide for initial deep discount interest rates or for negative amortization. Although the Association expects to offer ARM loans, the Association cannot be certain that in the future it will be able to originate a sufficient volume of ARM loans to constitute a significant portion of the Association's loan portfolio.

Multi-Family and Commercial Real Estate Lending. On a limited basis, the Association occasionally originates multi-family mortgage loans generally secured by properties located in the Association's primary market area. In reaching its decision on whether to make a multi-family loan, the Association considers a number of factors including: the net operating income of the mortgaged premises before debt service and depreciation; the debt service ratio (the ratio of net operating income to debt service); and the ratio of loan amount to appraised value. Pursuant to the Association's current underwriting policies, a multi-family mortgage loan may be made in an amount up to 80% of the appraised value of the underlying property. In addition, the Association generally requires a debt service ratio of 120%. Properties securing a multi-family loan are appraised by an independent appraiser.

When evaluating a multi-family loan, the Association also considers the financial resources and income level of the borrower, the borrower's experience in owning or managing similar property, and the Association's lending experience with the borrower. The Association's underwriting policies require that the borrower be able to demonstrate strong management skills and the ability to maintain the property from current rental income. The borrower is required to present evidence of the ability to repay the mortgage and a satisfactory credit history. In making its assessment of the creditworthiness of the borrower, the Association generally reviews the financial statements, employment and credit history of the borrower, as well as other related documentation.

On a limited basis, the Association originates commercial real estate loans that are generally secured by properties used for business or religious purposes such as farms, churches, small office buildings or retail facilities located in its primary market area. The Association's underwriting procedures provide that commercial real estate loans may be made in amounts up to 70% of the appraised value of the property. The Association's underwriting standards and procedures are similar to those applicable to its multi-family loans, whereby the Association considers the net operating income of the property, the debt service ratio and the borrower's expertise, credit history and profitability. The largest commercial real estate loan in the Association's portfolio at December 31, 2002 was $250,000. The loan was current and performing in accordance with its contractual terms at December 31, 2002.

Multi-family and commercial real estate loans are generally considered to involve a greater degree of risk than single-family residential mortgage loans. Because payments on loans secured by multi-family and commercial real estate properties are dependent on successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. The Association seeks to minimize these risks through its underwriting policies, which require such loans to be qualified at origination on the basis of the property's income and debt coverage ratio.

The Association's multi-family and commercial real estate loan portfolio at December 31, 2002 totaled $1.5 million or 2.3% of gross loans receivable.

Commercial Lending. On a very limited basis, the Association makes commercial business loans generally secured by business equipment, inventory, accounts receivable and other business assets. At December 31, 2002, the Association's commercial loan portfolio was $120,000, or .2% of gross loans receivable, none of which were in non-accrual status. The Association does not currently anticipate that commercial lending activities will significantly increase in the immediate future.

Construction and Land Lending. The Association generally originates construction and land development loans to contractors and individuals in its primary market area. The Association's construction loans primarily are made to finance the construction of owner-occupied single-family residential properties and, to a significantly lesser extent, individual properties built by developers for future sale. The Association's construction loans to individuals are primarily fixed-rate loans which, after a four-month construction period, convert to permanent loans with maturities of up to 30 years. The Association's policies provide that construction loans may be made in amounts up to 80% of the appraised value of the property for construction of single-family residences. The Association requires an independent appraisal of the property. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. The Association requires regular inspections to monitor the progress of construction. Land loans are determined on an individual basis, but generally they do not exceed 75% of the actual cost or current appraised value of the property, whichever is less. The largest construction and land loan in the Association's portfolio at December 31, 2002 had a balance of $128,000 and is secured by a mortgage. This loan is currently performing in accordance with its terms. At December 31, 2002, the Association had $189,000 of construction and land loans totaling .3% of the Association's gross loans receivable.

Construction and land financing is considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development compared to the estimated cost (including interest) of construction. If the estimate of value proves to be inaccurate, the Association may be confronted with a project, when completed, having a value which is insufficient to assure full repayment.

Consumer and Other Lending. The Association's originated consumer loans generally consist of automobile loans, second mortgage loans, home equity loans and loans secured by deposits. The Association originates a relatively small number of home equity lines of credit, which are generally ARM loans with the rate adjusting monthly at 2% above the prime rate of interest as disclosed in *The Wall Street Journal*. At December 31, 2002, the Association's consumer loan portfolio was $12.8 million, or 20.3%, of gross loans receivable.

Loans secured by rapidly depreciable assets such as automobiles entail greater risks than single-family residential mortgage loans. In such cases, repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance, since there is a greater likelihood of damage, loss or depreciation of the underlying collateral. Further, consumer loan collections on these loans depend on the borrower's continuing financial stability and, therefore, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Finally, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the event of a default. A significant portion of the Association's automobile loans are originated on the Association's behalf by automobile dealers at the time of sale. This indirect lending requires the maintenance of relationships with such dealers. Such loans do not have the benefit of direct interaction between the borrowers and the Association's lending officers during the underwriting process.

Loan Approval Procedures and Authority. The Board of Directors establishes the lending policies of the Association. Consumer loans in amounts up to $25,000 may be approved by the Association's loan officers. Loans in excess of $25,000 and up to $50,000 must be approved by the President or Vice President. Consumer loans in excess of $50,000 must be approved by the Board of Directors. All mortgage loans are approved by the Executive Committee. Pursuant to OTS regulations, loans to one borrower cannot exceed 15% of the Association's unimpaired capital and surplus. The Association will not make loans to one borrower that are in excess of regulatory limits.

Delinquencies and Classified Assets. The Board of Directors performs a quarterly review of all delinquent loans thirty days or more past due. The procedures taken by the Association with respect to delinquencies vary depending on the nature of the loan and period of delinquency. When a borrower fails to make a required payment on a loan, the Association takes a number of steps to have the borrower cure the delinquency and restore the loan to current status. The Association sends the borrower a written notice of non-payment after the loan is first past due and if payment is not received, then the Association sends out additional letters and makes phone calls. If management believes that the loan is well-secured, the Association generally will try to work with the borrower to have the loan brought current. If the loan is still not brought current and it becomes necessary for the Association to take legal action, the Association will commence foreclosure proceedings against any real property that secures the loan. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan is foreclosed upon and sold at a sheriff's sale.

Federal regulations and the Association's Classification of Assets Policy require that the Association use an internal asset classification system as a means of reporting problem and potential problem assets. The Association has incorporated the OTS internal asset classifications as a part of its credit monitoring system. The Association currently classifies problem and potential problem assets as "substandard," "doubtful" or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard" with the added characteristic that the weaknesses make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and having so little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets are required to be designated "special mention" when they posses weaknesses but do not currently expose the insured institution to sufficient risk to warrant classification in one of these categories.

When an insured institution classifies one or more assets, or portions thereof, as substandard or doubtful, under current OTS policy the Association is required to consider establishing a general valuation allowance in an amount deemed prudent by management. The general valuation allowance, which is a regulatory term, represents a loss allowance which has been established to recognize the inherent credit risk associated with lending and investing activities, but which, unlike specific allowances, has not been allocated to particular problem assets. When an insured institution classifies one or more assets, or portions thereof, as "loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount.

A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS which can order the establishment of additional general or specific loss allowances. The OTS, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation allowances. Generally, the policy statement recommends that institutions have effective systems and controls to identify, monitor and address asset quality problems; that management has analyzed all significant factors that affect the collectibility of the portfolio in a reasonable manner; and that management has established acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Management believes that an adequate allowance for loan losses has been established. However, actual losses are dependent upon future events and, as such, further additions to the level of allowances for estimated loan losses may become necessary.

The Association's Classification of Assets Committee reviews and classifies the Association's assets on a quarterly basis and the Board of Directors reviews the results of the reports on a quarterly basis. The Association classifies assets in accordance with the management guidelines described above. At December 31, 2002, the Association had no assets designated as special mention, $1.38 million of assets classified as substandard consisting of 24 loans, and no assets classified as doubtful and loss.

The following table(1) sets forth the delinquencies in the Association's loan portfolio as of the dates indicated.

	December 31, 2002				December 31, 2001			
	60-89 Days		90 Days or More		60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
				(Dollars in thousands)				
Real estate loans:								
Single-family	10	$559	10	$761	5	$134	—	—
Multi-family and commercial					—	—	—	—
Consumer Loans:								
Home equity loans and lines of credit					—	—	—	—
Automobile	1	5	3	19	2	10	—	—
Unsecured lines of credit			1	1	—	—	—	—
Other	2	6			7	1	—	—
Commercial Loans	—	—	—	—	—	—	—	—
Total	13	$570	14	$781	14	$145	—	—
Delinquent loans to total loans			0.90 %			0.18%		

(1) The table does not include delinquent loans less than 60 days past due. At December 31, 2002 and 2001, total loans past due 30 to 59 days amounted to $517,000 and $662,000, respectively.

Non-Performing Assets and Impaired Loans. The following table sets forth information regarding non-accrual loans and real estate owned ("REO"). At December 31, 2002, non-accrual loans totaled $781,000 consisting of 14 loans. It is the policy of the Association to cease accruing interest on loans 90 days or more past due (unless the loan principal and interest are determined by management to be fully secured and in the process of collection) and to charge off all accrued interest. At December 31, 2002, the amount of additional interest income that would have been recognized on non-accrual loans if such loans had continued to perform in accordance with their contractual terms was $88,954. At December 31, 2002 and 2001, the Association had no impaired loans.

	At December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Non-accruing loans:			
Single-family real estate	$761	$871	$465
Consumer	20	12	24
Commercial	—	—	—
Total[1]	781	883	489
Real estate owned (REO)	0	98	—
Other repossessed assets	2	4	—
Total nonperforming assets[2]	783	985	489
Troubled debt restructurings	0	—	—
Troubled debt restructurings and total nonperforming assets	$783	$985	$489
Total nonperforming loans and troubled debt restructurings as a percentage of total loans	1.24%	1.11%	0.56%
Total nonperforming assets and troubled debt restructurings as a percentage of total assets	0.70%	0.81%	0.35%

(1) Total non-accruing loans equals total nonperforming loans.
(2) Nonperforming assets consist of nonperforming loans (and impaired loans), other repossessed assets and REO.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risks inherent in the Association's loan portfolio and the general economy. The allowance for loan losses is maintained at an amount management considers adequate to cover estimated losses in loans receivable which are deemed probable and estimable. The allowance is based upon a number of factors, including current economic conditions, actual loss experience and industry trends. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Association's allowance for loan losses. Such agencies may require the Association to make additional provisions for loan losses based upon information available at the time of the review. As of December 31, 2002, the Association's allowance for loan losses was .57% of gross loans receivable as compared to 0.47% as of December 31, 2001. The Association had non-accrual loans of $781,000 and $883,000 at December 31, 2002 and December 31, 2001, respectively. The Association will continue to monitor and modify its allowances for loan losses as conditions dictate.

The following table sets forth activity in the Association's allowance for loan losses for the periods indicated.

	At or for the Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Allowance for loan losses, beginning of year	$373	$354	$369
Charged-off loans:			
Single-family real estate	—	—	—
Multi-family and commercial real estate	—	—	—
Consumer	35	53	22
Total charged-off loans	35	53	22
Recoveries on loans previously charged off:			
Single-family real estate	—	—	—
Consumer	4	10	7
Total recoveries	4	10	7
Net loans charged-off	31	43	15
Provision for loan losses	19	62	—
Allowance for loan losses, end of period	$361	$373	$ 354
Allowance for loan losses to total loans	0.57%	0.47%	0.41%
Allowance for loan losses to nonperforming loans and troubled debt restructuring	46.10%	42.24%	72.39%
Net loans charged-off to allowance for loan losses	8.60%	11.53%	4.24%
Net loans charged-off to average loans	0.05%	0.05%	0.02%

The following table sets forth the Association's allowance for loan losses in each of the categories listed at the dates indicated and the percentage of such amounts to the total allowance and to total loans.

	At December 31,								
	2002			2001			2000		
	Amount	% of Allowance in each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	% of Allowance in each Category to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	% of Allowance in each Category to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)								
Real estate	$296	82.00%	79.54%	$280	75.07%	77.16%	$276	77.97%	75.85%
Consumer	64	17.73	20.27	90	24.13	22.61	66	18.64	23.77
Commercial	1	0.27	0.19	3	0.80	0.23	12	3.39	0.38
Unallocated	—	—	—	—	—	—	—	—	—
Total allowance for loan losses	$361	100.00%	100.00%	$373	100.00%	100.00%	$354	100.00%	100.00%

Real Estate Owned

At December 31, 2002, the Association had no real estate owned.

Investment Activities

Federally-chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certificates of deposit of insured banks and savings institutions, bankers' acceptances and federal funds. Subject to various restrictions, federally-chartered savings institutions may also invest their assets in commercial paper, investment-grade corporate debt securities and mutual funds whose assets conform to the investments that a federally-chartered savings institution is otherwise authorized to make directly. Additionally, the Association must maintain minimum levels of investments that qualify as liquid assets under OTS regulations. Historically, the Association has maintained liquid assets above the minimum OTS requirements and at a level considered to be more than adequate to meet its normal daily activities.

The investment policy of the Association as established by the Board of Directors attempts to provide and maintain liquidity, generate a favorable return on investments without incurring undue interest rate and credit risk, and complement the Association's lending activities. The Association's policies generally limit investments to government and federal agency securities. The Association's policies provide the authority to invest in United States Treasury and federal agency securities meeting the Association's guidelines and in mortgage-backed securities guaranteed by the U.S. government and agencies thereof. The Association funds such investments not only through payments on deposit accounts and the proceeds from the repayment of loans and the Association's operations, but also through FHLB advances. The success of such use of FHLB advances depends on management's ability to maintain a positive spread between the interest earned on the investment securities and the interest cost of the FHLB advances. At December 31, 2002, the Association had investment and mortgage-backed securities with a carrying value of $19.3 million and a market value of $19.6 million. At December 31, 2002, the Association had $1.4 million in mortgage-backed and investment securities classified as available-for-sale and $17.8 million in investment and mortgage-backed securities classified as held-to-maturity. Of the Association's mortgage-backed securities, $1.4 million had adjustable rates at December 31, 2002.

At December 31, 2002, all of the Association's mortgage-backed securities were insured or guaranteed by either Freddie Mac, Fannie Mae or Ginnie Mae. In addition, the Association owned one CMO which failed a stress test at December 31, 2002. The security failed the portion of the test in which the life of the security would shorten beyond the prescribed limit in the event interest rates drop 200 basis points or more. The security failed the portion of the test in which the percentage change in price would drop more than the prescribed amount in the event interest rates rise 300 basis points or more. The risk involved is the inability to sell the security to reinvest at more favorable rates. Management does not consider this security to be high risk.

The following table sets forth certain information regarding the amortized cost and fair value of the Association's securities at the dates indicated.

	At December 31,					
	2002		2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(Dollars in thousands)			
Investment securities:						
Debt securities held-to-maturity:						
Obligations of U.S. government agencies	$ 2,527	$ 2,557	$ 2,000	$ 2,017	$ 7,993	$ 7,866
Corporate obligations	1,996	1,996	—	—	—	—
Total	4,523	4,553	2,000	2,017	7,993	7,866
Total debt securities	—	—	2,000	2,017	7,993	7,866
Equity securities available for sale:						
Fannie Mae Stock	—	—	78	79	—	—
Mortgage-related securities:						
Mortgage-related securities held-to-maturity:						
Freddie Mac	776	780	12,590	12,750	15,442	15,241
Fannie Mae	12,521	12,834	5,270	5,283	6,454	6,386
Collateralized Mortgage Obligations	2	2	3,483	3,478	5,907	5,758
Total mortgage-related securities held-to-maturity	13,299	13,616	21,343	21,511	27,803	27,385
Mortgage-related securities available-for-sale:						
Freddie Mac	152	151	181	178	217	215
Fannie Mae	558	579	753	750	1,223	1,233
Ginnie Mae	685	709	1,056	1,085	1,627	1,642
Total mortgage-related securities available-for-sale	1,395	1,439	1,990	2,013	3,067	3,090
Total mortgage-related securities	14,694	15,054	23,333	23,524	30,870	30,475
Net unrealized gains on available-for-sale securities	44	—	24	—	23	—
Total securities	$19,261	$19,608	$25,435	$25,620	$38,886	$38,341

The following table sets forth the Association's securities activities for the periods indicated.

	For the Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Investment securities:			
Investment securities, beginning of period(1)	$25,435	$38,886	$58,503
Purchases:			
Investment securities — held-to-maturity	21,508	—	—
Investment securities — available-for-sale	290	233	174
Sales:			
Investment securities — available-for-sale	(386)	(230)	(227)
Calls, maturities and payments:			
Investment securities — held-to-maturity	(27,056)	(12,493)	(18,950)
Investment securities — available-for-sale	(594)	(1,077)	(788)
Net increase (decrease) in premium amortization and discount accretion	44	114	191
Net increase (decrease) in unrealized gain (loss)	20	2	(17)
Net increase (decrease) in investment securities	$(6,174)	$13,451	$(19,617)
Investment securities, end of period	$19,261	$25,435	$38,886

(1) Includes mortgage-related securities.

The table below sets forth certain information regarding the carrying value, weighted average yields and contractual maturities of the Association's investment securities and mortgage-related securities as of December 31, 2002.

	At December 31, 2002									
	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)									
Held-to-maturity securities:										
Investment securities:										
Obligations of U.S. government agencies	$ 509	3.21%	$ 2,018	3.30%					$ 2,527	3.28%
Corporate obligations	$ 1,996	2.12%							1,996	2.12%
Mortgage-related securities:										
Freddie Mac					$ 693	6.00%	$ 83	7.00%	776	6.11%
Fannie Mae			1,286	4.76%	1,516	6.01%	9,719	6.59%	12,521	6.33%
Collateralized Mortgage Obligations	—		—		—		2	6.50%	2	6.50%
Total securities at amortized cost	$ 2,505	2.34%	$ 3,304	3.87%	$ 2,209	6.01%	$ 9,804	6.59%	$ 17,822	5.42%
Available-for-sale securities:										
Mortgage-related securities:										
Freddie Mac							$ 151	4.35%	$ 151	4.35%
Fannie Mae							579	5.45%	579	5.45%
Ginnie Mae							709	6.70%	709	6.70%
Total securities at fair value							$ 1,439	5.95%	$ 1,439	5.95%

Sources of Funds

General. Deposits, loan repayments and prepayments and cash flows generated from operations are the primary sources of the Association's funds for use in lending, investing and for other general purposes. The Association has historically also used FHLB advances as a source of funds.

Deposits. The Association offers a variety of deposit accounts with a range of interest rates and terms. The Association's deposits consist of passbook accounts, savings and club accounts, NOW accounts, money market accounts and certificates of deposit. For the year ended December 31, 2002, certificates of deposit constituted 55.8% of total average deposits. The term of the certificates of deposit offered by the Association vary from six months to four years and the offering rates are established by the Association on a weekly basis. Once a certificate account is established, no additional amounts are permitted to be deposited in that account, with the exception of Individual Retirement Account certificates. Specific terms of an individual account vary according to the type of account, the minimum balance required, the time period funds must remain on deposit and the interest rate, among other factors. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and competition. At December 31, 2002, the Association had $21.9 million of certificate accounts maturing in less than one year. The Association expects that most of these accounts will be reinvested and does not believe that there are any material risks associated with the respective maturities of these certificates. The Association's deposits are obtained predominantly from the area in which its banking offices are located. The Association relies primarily on a willingness to pay market-competitive interest rates to attract and retain these deposits. Accordingly, rates offered by competing financial institutions significantly affect the Association's ability to attract and retain deposits.

The following table presents the deposit activity of the Association for the periods indicated:

	For the Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Increase (decrease) before interest credited	$ (504)	$ (508)	$(2,503)
Interest credited	1,982	2,679	667
Net increase (decrease)	$ 1,478	$2,171	$(1,836)

At December 31, 2002, the Association had $5.1 million in certificate accounts in amounts of $100,000 or more maturing as follows:

Maturity Period	Amount	Weighed Average Rate
	(Dollars in thousands)	
Three months or less	$1,090	5.17%
Over 3 through 6 months	210	3.61%
Over 6 through 12 months	599	3.29%
Over 12 months	3,222	3.89%
Total	$5,121	4.07%

The following table sets forth the distribution of the Association's average deposit accounts for the periods indicated and the weighted average interest rates on each category of deposits presented and such information at December 31, 2002. Averages for the periods presented utilize month-end balances.

	For the Year Ended December 31,								
	2002			2001			2000		
	Average Balance	Percent of Total Average Deposits	Average Rate Paid	Average Balance	Percent of Total Average Deposits	Average Rate Paid	Average Balance	Percent of Total Average Deposits	Average Rate Paid
	(Dollars in thousands)								
NOW accounts	$ 8,748	11.43%	1.66%	$ 8,611	11.28%	1.64%	$5,496	7.54 %	3.09%
Money market accounts	7,038	9.20	1.49	7,038	9.22	3.38	5,813	7.98	4.58
Savings accounts	17,653	23.07	1.69	17,653	23.12	2.42	19,849	27.23	2.81
Certificates of deposit	42,338	55.32	4.63	42,338	55.46	5.76	40,271	55.25	5.51
Non-interest-bearing deposits:									
Demand deposits	754	0.99	—	702	0.92	—	1,461	2.00	—
Total average deposits	$76,531	100.00%	3.32%	$ 76,342	100.00%	4.29%	$72,890	100.00 %	4.43

The following table presents by various rate categories, the amount of certificate accounts outstanding at the dates indicated and the periods to maturity of the certificate accounts outstanding.

	Period to Maturity from December 31, 2002					At December 31,		
	Less than One Year	One to Two Years	Two to Three Years	Over Three Years	Total	2001	2000	1999
	(Dollars in thousands)							
Certificate accounts:								
0 to 3.99%	$12,638	$ 9,821	$ 107	$ 793	$23,359	$ 5,725	$ 99	$ 20
4.00 to 4.99%	5,108	2,520	1,675	2,864	12,167	11,271	6,357	13,448
5.00 to 5.99%	2,465	499	457		3,421	17,299	16,406	25,292
6.00 to 6.99%	1,487	60			1,547	6,447	13,694	2,383
7.00 to 7.99%	160				160	2,690	3,010	—
Over 8.00%	52	5	—	10	67	240	374	96
Total certificate accounts	$21,910	$12,905	$2,239	$ 3,667	$40,721	$43,672	$39,940	$41,239

Borrowings. The Association utilizes FHLB advances as an alternative to retail deposits to fund its operations as part of its operating strategy. These FHLB advances are collateralized primarily by certain of the Association's mortgage loans and mortgage-backed securities and secondarily by the Association's investment in capital stock of the FHLB. FHLB advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB will advance to member institutions, including the Association, fluctuates from time to time in accordance with the policies of the FHLB.

The following table sets forth certain information regarding the Association's borrowed funds at or for the periods ended on the dates indicated:

	At or For the Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
FHLB advances and other borrowings:			
Average balance outstanding	$ 13,802	$ 31,367	$ 38,815
Maximum amount outstanding at any month-end during the period	12,370	36,678	40,536
Balance outstanding at end of period	11,430	18,393	40,536
Weighted average interest rate during the period	4.81%	5.00%	5.74%
Weighted average interest rate at end of period	5.53%	4.62%	5.74%

Subsidiary Activities

As of December 31, 2002, the Company maintained the Association as a wholly owned subsidiary. The Association has no subsidiaries.

Personnel

As of December 31, 2002, the Association had 30 full-time employees and 8 part-time employees. The employees are not represented by a collective bargaining unit and the Association believes it has a good relationship with its employees.

SELECTED FINANCIAL AND OTHER DATA OF THE COMPANY

The selected financial and other data of the Company set forth below is derived in part from, and should be read in conjunction with, the Financial Statements of the Company and Notes thereto presented elsewhere in this report.

	At December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Selected Financial Data:					
Total assets	$110,519	$120,927	$140,933	$142,497	$133,436
Cash and cash equivalents	12,879	4,380	2,930	4,928	26,026
Loans, net[1]	62,565	78,791	86,265	73,177	64,101
Securities held-to-maturity:					
Mortgage-related securities, net	13,299	21,343	27,803	33,216	30,137
Investment securities, net	4,523	2,000	7,993	21,492	2,492
Securities available-for-sale:					
Mortgage-related securities, net	1,439	2,013	3,090	3,770	4,970
Investment securities, net	—	79	—	25	179
Deposits	74,690	76,168	73,997	75,833	84,638
FHLB advances	11,430	18,393	40,536	36,419	16,029
Total equity	17,583	18,160	17,833	29,200	31,773
Real estate owned, net	—	98	—	11	—
Nonperforming assets and troubled debt restructurings	781	985	489	104	39

	For the Year Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Selected Operating Data:					
Total interest income	$ 7,083	$9,588	$9,834	$9,303	$8,787
Interest expense	3,470	5,308	5,802	4,714	4,963
Net interest income	3,613	4,280	4,032	4,589	3,824
Provision for loan losses	19	62	—	—	154
Net interest income after provision for loan losses	3,594	4,218	4,032	4,589	3,670
Non-interest income:					
Net gain (loss) on sale of securities	16	15	10	38	21
Other	664	179	284	276	318
Total non-interest income	680	194	294	314	339
Non-interest expense	3,287	3,502	3,900	4,956	3,681
Income (loss) before income taxes	987	910	426	(53)	328
Income taxes	313	312	150	(11)	117
Net income (loss)	$ 674	$ 598	$ 276	$ (42)	$ 211

(See footnotes on next page)

	At or for the Year Ended December 31,				
	2002	2001	2000	1999	1998
Selected Operating Ratios and Other Data:					
Performance Ratios:					
Average yield on interest-earning assets(3)	7.00%	7.71%	7.42%	6.97%	7.44%
Average rate paid on interest-bearing liabilities	3.64	4.66	5.01	4.55	4.73
Average interest rate spread(4)	3.36	3.05	2.21	2.42	2.71
Net interest margin(5)	3.57	3.44	2.96	3.44	3.31
Ratio of interest-earning assets to interest-bearing liabilities	106.09	109.07	120.16	127.68	112.43
Efficiency ratio(6)	76.85	78.54	90.36	101.75	88.87
Non-interest expense as a percent of average Assets	2.85	2.63	2.82	3.60	3.03
Return on average assets	0.58	0.45	0.20	(0.03)	0.17
Return on average equity	3.76	3.32	1.27	(0.14)	1.41
Ratio of average equity to average assets		13.54	15.68	22.48	12.36
Earnings per shares(7)	0.44	0.38	0.17	(0.02)	—
Regulatory Capital Ratios:					
Tangible capital ratio	18.90	18.40	15.60	15.10	16.10
Core capital ratio	18.90	18.40	15.60	15.10	16.10
Risk-based capital ratio	38.60	35.70	32.40	34.10	36.80
Asset Quality Ratios:					
Nonperforming loans and troubled debt restructurings as a percent of total loans(8)	1.24	1.11	0.56	0.13	0.06
Nonperforming assets and troubled debt restructurings as a percent of total assets(9)	0.70	0.81	0.35	0.07	0.03
Allowance for loan losses as a percent of total loans	0.57	0.47	0.41	0.50	0.59
Allowance for loan losses as a percent of nonperforming loans and troubled debt restructurings(1)(8)	0.46%	0.42%	0.72%	3.97%	9.72%
Full service offices at end of period	2	2	3	4	6

(1) Loans, net, represents gross loans receivable and loans held for sale net of the allowance for loan losses, loans in process and deferred loan origination fees. The allowance for loan losses at December 31, 2002, 2001, 2000, 1999 and 1998 was $361,000, $373,000, $354,000, $369,000 and $379,000, respectively.

(2) Asset Quality Ratios and Regulatory Capital Ratios are end of period ratios. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(3) Calculations of yield are presented on a taxable equivalent basis using the Federal income tax rate of 34%.

(4) The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(5) The net interest margin represents net interest income as a percent of average interest-earning assets.

(6) Equals non-interest expense divided by net interest income plus non-interest income (excluding gains or losses on securities transactions).

(7) Earnings per shares is not applicable for 1998.

(8) Non-performing loans consist of all non-accrual loans and all other loans 90 days or more past due. The Association ceases to accrue interest on loans 90 days or more past due (unless the loan principal and interest are determined by management to be fully secured and in the process of collection) and to charge off all accrued interest.

(9) Non-performing assets consist of non-performing loans, other repossessed assets and REO.

REGULATION AND SUPERVISION

General

As a savings and loan holding company, the Company is required by federal law to report to, and otherwise comply with the rules and regulations of, the Office of Thrift Supervision ("OTS"). The Association is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the Federal Deposit Insurance Corporation ("FDIC"), as the deposit insurer. The Association is a member of the Federal Home Loan Bank System and, with respect to deposit insurance, of the Savings Association Insurance Fund ("SAIF") managed by the FDIC. The Association must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The OTS and/or the FDIC conduct periodic examinations to test the Association's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OTS, the FDIC or Congress, could have a material adverse impact on the Company, the Association and their operations. Certain regulatory requirements applicable to the Association and to the Company are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth in this Form 10-KSB does not purport to be a complete description of such statutes and regulations and their effects on the Association and the Company.

Holding Company Regulation

The Company is a nondiversified unitary savings and loan holding company within the meaning of federal law. Under prior law, a unitary savings and loan holding company, such as the Company, was not generally restricted as to the types of business activities in which it may engage, provided that the Association continued to be a qualified thrift lender. See "Federal Savings Institution Regulation - QTL Test." The Gramm-Leach-Bliley Act of 1999 provides that no company may acquire control of a savings association after May 4, 1999 unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies as described below. Further, the Gramm-Leach-Bliley Act specifies that existing savings and loan holding companies may only engage in such activities. The Gramm-Leach-Bliley Act, however, grandfathered the unrestricted authority for activities with respect to unitary savings and loan holding companies existing prior to May 4, 1999, so long as the holding company's savings association subsidiary continues to comply with the QTL Test. The Company does qualify for the grandfathering. Upon any non-supervisory acquisition by the Company of another savings institution or savings bank that meets the qualified thrift lender test and is deemed to be a savings institution by the OTS, the Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would generally be limited to activities permissible for bank holding companies under Section 4(c)(8) of the Association Holding Company Act, subject to the prior approval of the OTS, and certain activities authorized by OTS regulation. However, the OTS has issued an interpretation concluding that multiple savings and loan holding companies may also engage in activities permitted for financial holding companies.

A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings institution or savings and loan holding company, without prior written approval of the OTS and from acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS considers the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.

The OTS may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Although savings and loan holding companies are not currently subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. The Association must notify the OTS 30 days before declaring any dividend to the Company. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Acquisition of the Holding Company. Under the Federal Change in Bank Control Act ("CIBCA"), a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire 10% or more of the Company's outstanding voting stock, unless the OTS has found that the acquisition will not result in a change of control of the Company. Under the CIBCA, the OTS has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Federal Savings Institution Regulation

Business Activities. The activities of federal savings associations are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal associations may engage. In particular, certain lending authority for federal associations, *e.g.*, commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

Capital Requirements. The OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest CAMELS rating), and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The OTS regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OTS capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OTS also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At December 31, 2002, the Association met each of its capital requirements.

The following table presents the Association's capital position at December 31, 2002:

			Excess	Capital	
	Actual Capital	Required Capital	(Deficiency) Amount	Actual Percent	Required Percent
			(Dollars in thousands)		
Tangible	$20,802	$1,651	$19,151	18.89%	1.5%
Core (Leverage) .	$20,802	$4,403	$16,399	18.89%	4%
Risk-based	$21,163	$4,385	$16,778	38.60%	8%

Prompt Corrective Regulatory Action. The OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OTS is required to appoint a receiver or conservator for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Insurance of Deposit Accounts. The Association is a member of the SAIF. The FDIC maintains a risk-based assessment system by which institutions are assigned to one of three categories based on their capitalization and one of three subcategories based on examination ratings and other supervisory information. An institution's assessment rate depends upon the categories to which it is assigned. Assessment rates for SAIF member institutions are determined semi-annually by the FDIC and currently range from zero basis points for the healthiest institutions to 27 basis points of assessable deposits for the riskiest.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation ("FICO") to recapitalize the predecessor to the SAIF. During fiscal 2002, FICO payments for SAIF members approximated 1.75 basis points of assessable deposits.

The Association's assessment rate for the fiscal year 2002 was .0001715 and the total assessment paid for this period (including the FICO assessment) was $13,571. The FDIC has authority to increase insurance assessments. A significant increase in SAIF insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Association. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Association does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. A savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. At December 31, 2002, the Association's limit on loans to one borrower was $5.2 million, and the Association's largest aggregate outstanding balance of loans to one borrower was $450,000.

QTL Test. The HOLA requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period.

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 2002, the Association maintained 93% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulation, an application to and the prior approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations (*i.e.*, generally, examination ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OTS. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if, like the Bank, it is a subsidiary of a holding company. In the event the Association's capital fell below its regulatory requirements or the OTS notified it that it was in need of increased supervision, the Association's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

Assessments. Savings institutions are required to pay assessments to the OTS to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed upon the savings institution's total assets, including consolidated subsidiaries, as reported in the Association's latest quarterly thrift financial report. The assessments paid by the Association for the fiscal year ended December 31,2002 totaled $38,215.

Transactions with Related Parties. The Association's authority to engage in transactions with "affiliates" (*e.g.*, any company that controls or is under common control with an institution, including the Company and its non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances, that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The recently enacted Sarbanes Oxley Act generally prohibits loans by the Company to its executive officers and directors. However, that act contains a specific exception for loans by the Association to its executive officer's and directors in compliance with federal banking laws. Under such laws the Association's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. The law limits both the individual and aggregate amount of loans the Association may make to insiders based, in part, on the Association's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees.

Enforcement. The OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The FDIC has the authority to recommend to the Director of the OTS that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OTS determines that a savings institution fails to meet any standard prescribed by the guidelines, the OTS may require the institution to submit an acceptable plan to achieve compliance with the standard.

Federal Home Loan Bank System

The Association is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. The Association, as a member of the Federal Home Loan Bank, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank in an amount at least equal to 1.0% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the Federal Home Loan Bank, whichever is greater. The Association was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 2002 of $3.5 million.

The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, The Association's net interest income would likely also be reduced. Recent legislation has changed the structure of the Federal Home Loan Banks funding obligations for insolvent thrifts, revised the capital structure of the Federal Home Loan Banks and implemented entirely voluntary membership for Federal Home Loan Banks. Management cannot predict the effect that these changes may have with respect to its Federal Home Loan Bank membership.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $42.1 million; a 10% reserve ratio is applied above $42.1. The first $6.0 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. These amounts are adjusted annually. The Association complies with the foregoing requirements.

FEDERAL AND STATE TAXATION

Federal Taxation

General. The Company and the Association report their income on a fiscal year, consolidated basis and the accrual method of accounting, and are subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly the Association's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Association or the Company. For its 2002 taxable year, the Association is subject to a maximum federal income tax rate of 34%.

Bad Debt Reserve. Historically, savings institutions such as the Association which met certain definitional tests primarily related to their assets and the nature of their business ("qualifying thrifts") were permitted to establish a reserve for bad debts and to make annual additions thereto, which may have been deducted in arriving at their taxable income. The Association's deductions with respect to "qualifying real property loans," which are generally loans secured by certain interest in real property, were computed using an amount based on the Association's actual loss experience, or a percentage equal to 8% of the Association's taxable income, computed with certain modifications and reduced by the amount of any permitted addition to the non-qualifying reserve. Due to the Association's loss experience, the Association generally recognized a bad debt deduction equal to 8% of taxable income.

In August 1996, the provisions repealing the above thrift bad debt rules were passed by Congress as part of "The Small Business Job Protection Act of 1996." The new rules eliminate the 8% of taxable income method for deducting additions to the tax bad debt reserves for all thrifts for tax years beginning after December 31, 1995. Those rules also require that all thrift institutions recapture all or a portion of their bad debt reserves added since the base year (last taxable year beginning before January 1, 1988). The Association has previously recorded a deferred tax liability equal to the bad debt recapture and as such, the new rules will have no effect on net income or federal income tax expense. For taxable years beginning after December 31, 1995, the Association's bad debt deduction will be equal to net charge-offs. The new rules allowed an institution to suspend the bad debt reserve recapture for the 1996 and 1997 tax years if the institution's lending activity for those years was equal to or greater than the institution's average mortgage lending activity for the six taxable years preceding 1996. For this purpose, only home purchase and home improvement loans are included and the institution can elect to have the tax years with the highest and lowest lending activity removed from the average calculation. If an institution was permitted to postpone the reserve capture, it was required to begin its six year recapture no later than the 1998 tax year. The unrecaptured base year reserves will not be subject to recapture as long as the institution continues to carry on the business of banking. In addition, the balance of the pre-1988 bad debt reserves continue to be subject to a provision of present law referred to below that require recapture in the case of certain excess distributions to shareholders.

Distributions. Under the 1996 Act, if the Association makes "non-dividend distributions" to the Company, such distributions will be considered to have been made from the Association's unrecaptured tax bad debt reserves (including the balance of its reserves as of December 31, 1987) to the extent thereof, and then from the Association's supplemental reserve for losses on loans, to the extent thereof, and an amount based on the amount distributed (but not in excess of the amount of such reserves) will be included in the Association's income. Non-dividend distributions include distributions in excess of the Association's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation.

Dividends paid out of the Association's current or accumulated earnings and profits will not be so included in the Association's income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if the Association makes a non-dividend distribution to the Company, approximately one and one-half times the amount of such distribution (but not in excess of the amount of such reserves) would be includable in income for federal income tax purposes, assuming a 35% federal corporate income tax rate. The Association does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

Ohio Taxation

The Company is subject to the Ohio corporation franchise tax, which, as applied to the Company, is a tax measured by both net earnings and net worth. In general, the tax liability is the greater of 5.1% on the first $50,000 of computed Ohio taxable income and 8.5% of computed Ohio taxable income in excess of $50,000 or 0.4% times of taxable net worth. Under these alternative measures of computing tax liability, complex formulas determine the jurisdictions to which total net income and total net worth are apportioned or allocated. The minimum tax is $50 per year and maximum tax liability as measured by net worth is limited to $150,000 per year.

A special litter tax also applies to all corporations, including the Company, subject to the Ohio Corporation franchise tax. This litter tax does not apply to "financial institutions." If the franchise tax is paid on the net income basis, the litter tax is equal to 0.11% of the first $50,000 of computed Ohio taxable income and 0.22% of computer Ohio taxable income in excess of $50,000. If the franchise tax is paid on the net worth basis, the litter tax is equal to 0.014% times taxable net worth.

Certain holding companies, such as the Company, will qualify for complete exemption from the net worth tax if certain conditions are met. The Company will most likely meet these conditions, and thus, calculate its Ohio franchise tax on the net income basis.

The Association is a "financial institution" for State of Ohio tax purposes. As such, it is subject to the Ohio corporate franchise tax on "financial institutions," which is imposed annually at a rate of 1.3% for 2000 and 1.4% for 1999 and thereafter of the Association's apportioned book net worth, determined in accordance with Generally Accepted Accounting Principles, less any statutory deduction. As a "financial institution," the Association is not subject to any tax based upon net income or net profits imposed by the State of Ohio.

Delaware Taxation. As a Delaware holding company not earning income in Delaware, the Company is exempted from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware.

Item 2. Description of Property.

The Association conducts its business through two banking offices located in Columbiana and Jefferson Counties, Ohio.

Location	Leased or Owned	Original Year Leased or Acquired	Date of Lease Expiration	Net Book Value of Property or Leasehold Improvements at December 31, 2002 (In thousands)
Administrative/Home Office: 601 Main Street Wellsville, Ohio 43968	Owned	1989	—	$409
Branch Office: 49028 Foulks Drive East Liverpool, Ohio 43920	Owned	1979	—	$221

Item 3. Legal Proceedings.

Neither the Company nor the Association is a party to any pending legal proceedings. Periodically, there have been various claims and lawsuits involving the Association, such as claims to enforce liens, condemnation proceedings on properties in which the Association holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Association's business. The Association is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of the Association.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters.

The Company's common stock is traded on the Nasdaq SmallCap Market under the symbol "GCFC." As of December 31, 2002, there were 1,645,921 shares of common stock outstanding and 580 stockholders, excluding persons or entities who hold stock in nominee or "street name." Dividend payments by the Company are dependent primarily on dividends received by the Company from the Association. Under federal regulations, the dollar amount of dividends the Association may pay is dependent upon its capital position and recent net income. Generally, if the Association satisfies its regulatory capital requirements, it may make dividend payments up to the limits prescribed in the OTS regulations. However, institutions that have converted to the stock form of ownership may not declare or pay a dividend on, or repurchase any of, its common stock if the effect thereof would cause the regulatory capital of the institution to be reduced below the amount required for the liquidation account which was established in the conversion in accordance with the OTS regulations.

The table below shows the price range of common stock and dividends paid for the years ended December 31, 2002 and 2001. This information was provided by the Nasdaq SmallCap Market.

	Fiscal 2002			Fiscal 2001		
	High	Low	Dividends	High	Low	Dividends
First Quarter	$11.00	$ 9.90	$0.09	$14.50	$9.00	$0.07
Second Quarter......	11.36	10.40	0.09	10.50	8.90	0.07
Third Quarter.........	10.79	9.03	0.09	9.87	8.51	0.08
Fourth Quarter.......	10.00	9.10	0.09	10.25	8.51	0.09

The following table sets forth information about the Company's common stock that may be issued upon exercise of options and rights under the Company's equity compensation plan as of December 31, 2002.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
◦Equity compensation plans approved by security holders	182,497	$9.22	—
◦Equity compensation plans not approved by security holders	—	—	—
Total	182,497	$9.22	—

Item 6. Management's Discussion and Analysis or Plan of Operation.

General

The Company's results of operations are dependent primarily on net interest income, which is the difference ("spread") between the interest income earned on its loans, mortgage-backed securities, and securities portfolio and its cost of funds, consisting of interest paid on its deposits and borrowed funds. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company's net income is also affected by, among other things, loan fee income, provisions for loan losses, service charges, operating expenses and franchise and income taxes. The Company's revenues are derived primarily from interest on mortgage loans, consumer loans, mortgage-backed securities and securities, as well as income from service charges and loan originations. The Company's operating expenses principally consist of employee compensation and benefits, occupancy, federal deposit-insurance premiums and other general and administrative expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact the Company.

Management Strategy

The Company is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. The Company attracts deposits from the general public and uses such deposits, together with borrowings and other funds, to originate single-family residential mortgage loans and short-term consumer loans. To a lesser extent, the Company also originates residential construction loans in its market area and a limited amount of commercial business loans and loans secured by multi-family and non-residential real estate. Management's efforts in increasing the Company's volume of shorter-term consumer loans have been intended to help reduce interest rate risk, as well as to build on the Company's residential mortgage business. The Company's deposits are insured up to the maximum allowable amount by the SAIF, and administered by the FDIC. The Company also invests in mortgage-backed securities, most of which are insured or guaranteed by federal agencies, as well as securities issued by the U.S. government or agencies thereof.

As part of the Company's long-term growth strategy, the Company currently anticipates that it will consider expansion into one or more additional geographic markets. In connection with such expansion, the Company would expect to increase the Company's Board of Directors by adding one or more directors familiar with such a new market or markets. The Company's Board of Directors has authorized the issuance by the Company of additional shares of the Company's common stock through a private placement. The number of such shares to be issued is expected to equal up to, but be less than, 20 percent of the total number of shares outstanding on the date of the issuance of the new shares. The price at which such shares would be issued is expected to equal the book value of the outstanding shares at the time of issuance. The new shares are expected to be issued to accredited investors, who have previously expressed an interest in purchasing shares in Founders Capital Corporation, which was founded by the Company's Chairman and Chief Executive Officer.

The Company is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations, except as discussed below. The Company is also not aware of any current recommendations by its regulators which would have a material effect if implemented, except as discussed below.

Management of Market Risk

General. Market risk is the risk of loss from adverse changes in market prices and rates. The Association's market risk arises primarily from interest-rate risk inherent in its lending and deposit-taking activities. The Association, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. One of the Association's principal financial objectives is to achieve long-term profitability while reducing and managing its exposure to fluctuations in interest rates. To that end, management actively monitors and manages its interest rate risk exposure.

Qualitative Aspects of Market Risk. The principal objective of the Association's interest rate risk management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the level of risk appropriate to the Association's business strategy, operating environment, capital and liquidity requirement and performance objectives, and manage the risk consistent with Board of Directors' approved guidelines. Through such management, the Association seeks to reduce the vulnerability of its operations to changes in interest rates. The Association monitors its interest rate risk as such risk relates to its operating strategies. The Association's Board of Directors has established an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which meets on a monthly basis and reports trends and interest rate risk position to the Board of Directors. The extent of the movement of interest rates is an uncertainty that could have a negative impact on earnings of the Association.

The Association has sought to reduce exposure of its earnings to changes in market interest rates by managing asset and liability maturities and interest rates primarily through the use of adjustable-rate mortgage-backed securities and, subject to market conditions, adjustable-rate mortgage loans and by extending the maturities of it interest-bearing liabilities. In the current interest rate environment, customer demand for adjustable-rate mortgage loans has been limited.

Quantitative Aspects of Market Risk. As part of its interest rate risk analysis, the Association uses an interest rate sensitivity model which generates estimates of the change in the Association's net portfolio value ("NPV") over a range of interest rate scenarios and which is prepared by the OTS on a quarterly basis. NPV is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The OTS produces such analysis using its own model, based upon data submitted on the Association's quarterly Thrift Financial Reports, including estimated loan prepayment rates, reinvestment rates and deposit decay rates. The following table sets forth the Association's NPV as of December 31, 2002, as calculated by the OTS.

The following table sets forth the Association's NPV as of December 31, 2002, as calculated by the OTS.

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value (Dollars in Thousands) Amount	$ Change	% Change	NPV as a % of Portfolio Value of Assets NPV Ratio	Change
300	$ 15,436	$ (1,367)	(8)%	14.73 %	(75) bp
200	16,478	(324)	(2)	15.47	(1) bp
100	17,053	250	1	15.80	32 bp
Static	16,803	—	—	15.48	—
(100)	16,129	(674)	(4)	14.81	(67) bp

Because of the market rates of interest at December 31, 2002, the NPV for a decline of 200 and 300 basis points cannot be reasonably calculated.

As illustrated in the table, the Association's NPV declines in a rising interest rate environment. Specifically, the table indicates that, at December 31, 2002, the Association's NPV was $16.80 million (or 15.48% of the market value of portfolio assets) and that, based upon the assumptions utilized, an immediate increase in market interest rates of 200 basis points would result in a $324,000 or 2% decline in the Association's NPV and would result in a 1 basis point or 10.1% decline in the Association's NPV ratio to 15.47%. The percentage decline in the Association's NPV at December 31, 2002 was within the limit in the Association's Board-approved guidelines.

In evaluating the Association's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. In addition, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in case of an interest rate increase. Therefore, the actual effect of changing interest rates may differ from that presented in the foregoing table.

The Board of Directors and management of the Association believe that certain factors afford the Association the ability to operate successfully despite its exposure to interest rate risk. The Association manages its interest rate risk by attempting to originate adjustable-rate loans as market conditions allow, purchasing adjustable-rate mortgage-backed securities, maintaining capital well in excess of regulatory requirements and by selling fixed rate one-to four-family real estate loans, except such loans that bear an interest rate above levels established from time to time by the Association's board of directors based on current market rates.

Average Balance Sheet. The following table sets forth certain information relating to the Association at and for the years ended December 31, 2002 and 2001. The average yields and costs are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown, except where otherwise noted, and reflect annualized yields and costs. Average balances are derived from average monthly balances. Management does not believe that the use of average monthly balances instead of average daily balances has caused any material differences in the information presented. The yields and costs include fees which are considered adjustments to yields.

	For the Years Ended December 31,					
	2002			2001		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
			(Dollars in thousands)			
Interest earning assets:						
Investment securities (1):						
Taxable	$ 23,852	$ 1,534	6.43%	$ 32,757	$2,481	7.57%
Time deposits with other bank	7,105	137	1.93	5,646	207	3.67
Loans (2)	68,847	5,255	7.86	82,676	6,685	8.09
FHLB stock	3,406	157	4.60	3,224	215	6.67
Total interest-earning assets	101,210	7,083	7.00	124,303	9,588	7.71
Non-interest-earning assets	14,055			8,928		
Total assets	$115,265			$133,231		
Interest-bearing liabilities:						
Deposits	$ 75,498	2,509	3.32	$ 5,640	3,245	4.29
FHLB advances and other borrowings	13,802	664	4.81	31,367	1,569	5.00
Loan Payable	6,100	297	4.87	6,850	494	7.21
Total interest-bearing liabilities	95,400	3,470	3.64	113,857	5,308	4.66
Non-interest-bearing liabilities	1,958			1,336		
Total liabilities	97,358			115,193		
Equity	17,907			18,038		
Total liabilities and equity	$ 15,265			$133,231		
Net interest-earning assets						
Net interest income/interest rate spread (3)		$ 3,613	3.36%		$4,280	3.05%
Net interest margin as a percentage of interest-earning assets (4)			3.57%			3.31%
Ratio of interest-earning assets to interest-bearing liabilities	106.09%			109.07%		

(1) Includes investment securities available-for-sale and held-to-maturity, mortgage-related securities available-for-sale and held-to-maturity.

(2) Balances are net of deferred loan origination costs, undisbursed proceeds of construction loans in process, and include nonperforming loans.

(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Association's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change (the sum of the prior columns). The changes attributable to the combined impact of volume and rate have been allocated on a proportional basis between changes in rate and volume.

	Year Ended December 31, 2002 Compared to Year Ended December 31, 2001			Year Ended December 31, 2001 Compared to Year Ended December 31, 2000		
	Increase/ (Decrease) Due to			Increase/(Decrease) Due to		
	Rate	Volume	Net	Rate	Volume	Net
	(Dollars in thousands)					
Interest-earning assets:						
Interest-earning deposits	$ —	$ —	$ —	$ —	$ (171)	$ (171)
Investment securities:						
Taxable	(338)	(609)	(947)	—	(1)	(1)
Non-taxable	—	—	—	449	(780)	(331)
Time deposits with other banks	(115)	45	(70)	(179)	25	(154)
Loans	(359)	(1,071)	(1,430)	217	198	415
FHLB	(70)	12	(58)	(21)	17	(4)
Total interest-earning assets	$ (882)	$ (1,623)	$ (2,505)	$ 466	$ (712)	$ (246)
Interest-bearing liabilities:						
Deposits	$ (730)	$ (6)	$ (736)	$ (104)	$ 183	$ 79
FHLB advances and other borrowings	(58)	(847)	(905)	(265)	(395)	(660)
Loan Payable	(147)	(50)	(197)	(30)	117	87
Total interest-bearing liabilities	(935)	(903)	(1,838)	(399)	(95)	(494)
Increase(decrease) in net interest income	$ 53	$ (720)	$ (667)	$ 865	$ (617)	$ 248

Comparison of Financial Condition at December 31, 2002 and December 31, 2001

Total assets of the Company were $110.5 million at December 31, 2002, compared to $120.9 million at December 31, 2001, representing a decrease of $10.4 million, or 8.6%.

Cash and cash equivalents. Cash and cash equivalents increased $8.5 million, from $4.4 million at December 31, 2001 to $12.9 million at December 31, 2002. The increase is due to the additional funds from the reduction in the security and loan portfolios as mentioned below.

Securities. Total securities decreased $6.2 million, or 24.27%, from $25.4 million at December 31, 2001 to $19.3 million at December 31, 2002. Most of the proceeds from maturing securities, pay-downs, and securities sold were used to pay down Federal Home Loan Bank advances and loans payable during 2002.

Loans. Loans, including loans held for sale, decreased $16.2 million, or 20.59% from $78.8 million at December 31, 2001 to $62.6 million at December 31, 2002. Average loans comprised 68.02%

of interest-earning assets in 2002 compared to 66.51% in 2001. The increase was due to the decrease in interest-earnings assets from 2001 to 2002. Refinancing was at an all-time high throughout the United States of America and the 30-year fixed mortgage rate hit its lowest rate in over 40 years. As a result, the Company sold long term, relatively low interest rate single-family real estate loans during 2002 instead of holding them in its portfolio. The company has also had a decline in consumer loans, which are mostly automobile loans, of $5.0 million or 27.79% due to local competition from dealers offering special rebates and financing programs. The Company currently grants loans for both new and used automobile purchases. The weighted average rate earned on new and used automobile was 7.07% at December 31, 2002. Maturities for new and used automobile loans range from 12 months to 66 months. The Company does not originate sub-prime automobile loans.

Other assets. During the third quarter of 2002, the Association purchased $3.0 million of Bank Owned Life Insurance ("BOLI") to help fund future deferred compensation plans. This transaction accounted for the majority of the change in other assets, which increased by $3.2 million from December 31, 2001 to December 31, 2002.

Deposits and Borrowings. The Company's deposits are obtained primarily from individuals and businesses in its market area. Total deposits decreased $1.5 million, or 1.94%, from $76.2 million at December 31, 2001 to $74.7 million at December 31, 2002. The decrease in deposits was due to normal fluctuations in customer balances. Deposits are still the primary funding source for loans, and the Company will use FHLB advances as a secondary funding source as needed. The Company used the proceeds from the sale of loans, pay downs of securities, and repayment of loans to repay FHLB advances, which decreased from $18.4 million at December 31, 2001 to $11.4 million at December 31, 2002. The Company also used some of the funds to reduce the loan payable from $7.0 million at December 31, 2001 to $4.9 million at December 31, 2002 per the loan agreement.

Shareholders' Equity. Shareholders' equity decreased $577,000 or 3.18% from $18.2 million at December 31, 2001 to $17.6 million at December 31, 2002. Equity decreased primarily due to the purchase of treasury stock of $1.0 million in 2002, which was due to the Company's stock repurchase program. This decrease was offset partially by an increase of $674,000 from earnings which was substantially offset by dividends paid of $551,000.

Comparison of Results of Operations for the Years Ended December 31, 2002 and December 31, 2001

General. Net income for the year ended December 31, 2002 increased by $76,000 from $598,000 for the year ended December 31, 2001 to $674,000 for the year ended December 31, 2002. The increase was primarily due to the increase in non-interest income of $486,000 or 250.5% and a decrease in non-interest expense of $215,000. The Company also benefited from a reduction in interest expense of $1.8 million, which was offset by the reduction of interest income of $2.5 million during 2002.

Net Interest Income. Net interest income is the largest component of the Company's net income, and consists of the difference between interest income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volumes, interest rates and composition of interest-earning assets and interest-bearing liabilities.

Net interest income decreased approximately $667,000 or 15.6%, from $4.2 million for the year ended December 31, 2001 to $3.6 million for the year ended December 31, 2002. The decrease was due to a $2.51 million, or 26.1% decrease in interest income, which was offset by a $1.84 million, or 34.6%, decrease in interest expense. As mentioned earlier, rates for one- to –four-family mortgages have been at historic lows over the past twelve months resulting in high refinancing activity. Due to refinancing, the

Company has a smaller portfolio earning at a lower rate, resulting in lower interest income. The Company experienced similar circumstances with automobile loans. Management is in the process of reviewing its lending policies in relation to current market conditions and has introduced new adjustable rate products to stimulate loan growth.

The Company also earned less interest from its securities portfolio during the year ended December 31, 2002, sustaining a decrease of $1.0 million or 37.3% when compared to 2001. Most of the Company's investments are in mortgage-backed instruments, which experienced rate reductions and prepayments similar to those on one-to-four family mortgages.

The decrease in interest income was offset substantially by the decrease in interest expense. Interest expense for 2002 decreased $1.84 million or 34.6% compared to 2001. The decrease was due to the declining interest rate environment during 2002. The Company also was able to reduce its advances with the FHLB with the funds received from loan and security repayments. As a result, the Company reduced interest expense for FHLB advances by $905,000, when compared to 2001.

Average loans outstanding for the year ended December 31, 2002 decreased $13.8 million, or 16.73%, compared to average loans outstanding for the year ended December 31, 2001, and average securities decreased $7.4 million, or 19.39%, compared to the prior year. For the year ended December 31, 2002, the Association experienced a decrease in average yield on assets of 71 basis points and a decrease in the average cost of liabilities of 102 basis points. The combination of the decrease in average interest-bearing assets coupled with the decrease in interest rates resulted in a $667,000 decrease in net interest income over net interest income for the year ended December 31, 2002. Average net interest margin increased 26 basis points from 3.31% for the year ended December 31, 2001 to 3.57% for the year ended December 31, 2002. The Association's average interest rate spread increased 31 basis points from 3.05% for the year ended December 31 2001 to 3.36% for the year ended December 31, 2002.

The tables appearing elsewhere in this annual report provide a more detailed analysis of the changes in average balances, yields/rates and net interest income identifying that portion of change in average volume versus that portion due to changes in average rates. See "Average Balance Sheet," "Rate/Volume Analysis" and "Weighted Average Yields."

Provision for Loan Losses. The provision for loan losses is based on management's regular review of the loan portfolio, which considers factors such as past experience, prevailing general economic conditions, considerations applicable to specific loans, such as the ability of the borrower to repay the loan and the estimated value of the underlying collateral, as well as changes in the size and growth of the loan portfolio. A provision for loan losses was recorded during the year ended December 31, 2001 of $62,000, and $19,000 for the year ended December 31, 2001 as a result of management's quarterly calculations, and its estimate of losses which can be reasonably estimated, taking into account the current economic climate. At December 31, 2002, the allowance for loan losses represented 0.57% of total loans compared to 0.53% at December 31, 2001. Management believes the allowance for loan losses represents a reasonable estimate of probable losses; however future additions to the allowance may be necessary based on changes in economic conditions.

Noninterest Income. The Company experienced a $486,000, or 250.5% increase in noninterest income for the year ended December 31, 2002 compared to the year ended December 31, 2001. The majority of the increase was due to the gain on sale of loans. Gain on sale of loans for 2002 increased $412,000 from a loss of $40,000 in the 2001 period to a gain of $372,000 in 2002. The Company sold $19.6 million of loans during 2002. Management decided to sell low rate long-term assets instead of holding them in its portfolio. Management has sold loans in the past and will continue to do so depending on the market environment. Other income grew as well in 2002 due to income from the BOLI and a

$40,000 gain on sale of other real estate owned. The overall increase in non-interest income was offset by the decrease in income from service charges on deposits, due to the closing of branches during 2001. The decreasing trend stabilized during 2002 and management believes service charges in 2003 will not experience further declines.

Noninterest Expense. Noninterest expense for the year ended December 31, 2002 decreased $215,000, or 6.1%, as compared with the year ended December 31, 2001. The majority of the decrease is due to management's decision to close a branch during 2001. As a result of the closing, salaries and employee benefits, occupancy expense, data processing expense and other expenses decreased. There was also a charge of $154,000 related to branch closing in 2001, which were not repeated in 2002. The decreases in these areas were slightly offset by the increase in loan expense, due to the refinancing activity mentioned earlier, and professional fees.

Income Taxes. The income tax expense totaled $313,000 for the year ended December 31, 2002 compared to $312,000 for the year ended December 31, 2001, due to the increase in income before income taxes.

Comparison of Results of Operations for the Years Ended December 31, 2001 and December 31, 2000

General. Net income for the year ended December 31, 2001 increased by $322,000 from $276,000 for the year ended December 31, 2000 to $598,000 for the year ended December 31, 2001. The increase was primarily due to the increase in net interest income of $248,000 or 6.15%. The Company also benefited from a reduction in non-interest expense of $398,000 which was partially offset by a reduction in non-interest income of $100,000 during 2001.

Net Interest Income. Net interest income is the largest component of the Company's net income, and consists of the difference between interest income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volumes, interest rates and composition of interest-earning assets and interest-bearing liabilities.

Net interest income increased approximately $248,000 or 6.15%, from $4.0 million for the year ended December 31, 2000 to $4.3 million for the year ended December 31, 2001. The increase was due to a $494,000, or 8.62% decrease in interest expense, which was off-set by a $246,000, or 2.04%, decrease in interest income.

Average loans outstanding for the year ended December 31, 2001 increased $2.5 million, or 3.11%, compared to average loans outstanding for the year ended December 31, 2000, and average securities decreased $11.0 million, or 25.11%, compared to the prior year. For the year ended December 31, 2001, the Association experienced an increase in average yield on assets of 19 basis points and a decrease in the average cost of liabilities of 36 basis points. The combination of the increase in average interest-bearing liabilities coupled with the decrease in interest rates resulted in a $246,000 increase in net interest income over net interest income for the year ended December 31, 2000. Average net interest margin increased 35 basis points from 2.96% for the year ended December 31, 2000 to 3.31% for the year ended December 31, 2001. The Association's average interest rate spread increased 54 basis points from 2.21% for the year ended December 31 2000 to 2.75% for the year ended December 31, 2001. In addition, the 2000 results were significantly affected by the Company's return of capital and the additional compensation recorded due to the return of capital distributions on stock in the Incentive Plan being passed through to plan participants.

The tables appearing elsewhere in this annual report provide a more detailed analysis of the changes in average balances, yields/rates and net interest income identifying that portion of change in average volume versus that portion due to changes in average rates. See "Average Balance Sheet," "Rate/Volume Analysis" and "Weighted Average Yields."

Provisions for Loan Losses. The provision for loan losses is based on management's regular review of the loan portfolio, which considers factors such as past experience, prevailing general economic conditions, considerations applicable to specific loans, such as the ability of the borrower to repay the loan and the estimated value of the underlying collateral, as well as changes in the size and growth of the loan portfolio. No provision for loan losses was recorded during the year ended December 31, 2000, but the Company recorded a provision of $62,000 for 2001. The Company experienced higher consumer loan charge-offs during 2001 compared to 2000 due to the recession in the economy and higher consumer bankruptcy levels. Total nonperforming loans increased from $489,000 at December 31, 2000 to $985,000 at December 31, 2001 or an increase of 101%. Management increased the provision as a result of the increased charge-offs and the increase in nonaccrual loans. At December 31, 2001, the allowance for loan losses represented 0.53% of total loans compared to 0.41% at December 31, 2000 and management believed the allowance was adequate to cover probable losses.

Noninterest Income. The Company experienced a $100,000 decrease in noninterest income for the year ended December 31, 2001 compared to the year ended December 31, 2000. The decrease was primarily due to the loss the Company recognized on the loans sold. The Company recognized a net gain on the sale of loans originated and sold during the year of $74,000, which was offset by the loss recognized on the $114,000 aggregate decline in value of loans held for sale at December 31, 2001. Gains on sales of securities increased $5,000 to $15,000 at December 31, 2001 and slightly offset the decrease in gains on sale of loans.

Noninterest Expense. Noninterest expense for the year ended December 31, 2001 decreased $398,000, or 10.21%, as compared with the year ended December 31, 2000. Salaries and benefits decreased $450,000 or 19.45% due primarily to a decrease in the expense related to the recognition and retention plan of $474,000 from 2000 to 2001 due to the higher cost in 2000 resulting from the return of capital in 2000. In addition, salary expense was reduced as a result of the reduction in staffing due to the branch closing in 2001, which was offset by normal inflationary increases in salary costs and increases in the cost of the ESOP plan in 2001. Occupancy expense decreased $100,000 primarily as a result of the branch closure. However, the decrease was offset by $154,000 of one-time charges related to the closing of the branch.

Income Taxes. The income tax expense totaled $312,000 for the year ended December 31, 2001 compared to $150,000 for the year ended December 31, 2000, due to the increase in income before income taxes.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits and other borrowings, including advances from the FHLB, loan and mortgage-backed securities repayments and other funds provided by operations. The Company also has a limited ability to borrow additional funds from the FHLB. The Company maintains investments in liquid assets based upon management's assessment of: (i) the Company's need for funds; (ii) expected deposit flows; (iii) the yields available on short-term liquid assets; and (iv) the objectives of the Company's asset/liability management program. The Company's average liquidity ratios were 26.60%, 13.26%, and 18.70% for the years ended December 31, 2002, 2001 and 2000, respectively. The Company's liquidity ratio increased due the funds received from the sale of the stock on December 31, 1999. As the conversion proceeds are utilized, management expects the liquidity ratio to continue to return to more historical levels.

The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows from operating activities were $8,829, $(7,303) and $1,110 for the years ended December 31, 2002, 2001 and 2000, respectively. Net cash from investing activities consisted primarily of disbursements for loan organizations and the purchase, sales and maturities of investments and mortgage-backed securities and the purchase of BOLI. Net cash from financing activities consisted primarily of the net proceeds from sale of stock, activity in deposit accounts, FHLB advances and loans payable.

At December 31, 2002, the Company exceeded all of its regulatory capital requirements with a core capital level of $20.8 million, or 18.9%, of adjusted total assets, which is above the required level of $4.4 million, or 4.00%; Tier I capital of $20.8 million, or 38.0%, of risk-weighted assets, which is above the required level of $2.2 million, or 4.00%; and risk-based capital of $21.2 million, or 38.6%, of risk-weighted assets, which is above the required level of $4.4 million, or 8.00%. See "Regulatory Capital Compliance."

The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 2002, cash and short-term investments totaled $20.1 million. The Company has other sources of liquidity if a need for additional funds arises, including the sale of loans held for sale and the repayment of mortgage backed securities and loans. The Company may also utilize FHLB advances or the sale of securities available for sale as a source of funds. At December 31, 2002, the Company had advances outstanding from the FHLB of $11.4 million and $1.4 million of securities available for sale.

At December 31, 2002, the Company had outstanding commitments to originate loans of $3.2 million compared to $6.7 million at December 31, 2001. The Company anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificate accounts which are scheduled to mature in less than one year from December 31, 2002 totaled $21.9 million. The Company expects that a substantial portion of the maturing certificate accounts will be retained by the Company at maturity. However, if a substantial portion of these deposits are not retained, the Company may utilize FHLB advances to a limited extent or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense.

Impact of New Accounting Standards

New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

Impact on Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary in nature. Therefore, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. The liquidity, maturity structure and quality of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

Item 7. Financial Statements.

The financial statements listed in the Index to Consolidated Financial Statements at Item 13 of this Form 10-KSB are incorporated by reference into this Item 7 of Part II of this Form 10-KSB.

Item 8. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

PART III

Item 9. **Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.**

The information relating to the directors and officers of the Company and compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders to be held on April 23, 2003, at pages 5 and 13, respectively.

Item 10. **Executive Compensation.**

The information contained under the sections captioned "Executive Compensation" in the Proxy Statement for the 2003 Annual Meeting of Shareholders to be held on April 23, 2003 at page 8 is incorporated herein by reference.

Item 11. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

(a) Security Ownership of Certain Beneficial Owners.

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement for the 2003 Annual Meeting of Shareholders to be held on April 23, 2003 at page 3.

(b) Security Ownership of Management.

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement for the 2003 Annual Meeting of Shareholders to be held on April 23, 2003 at page 3.

The information regarding the Company's Equity Compensation Plan required by this item is incorporated herein by reference to Item 5 of Part II of this Form 10-KSB.

Item 12. **Certain Relationships and Related Transactions.**

The information set forth under the section captioned "Transactions with Management" in the Proxy Statement for the 2003 Annual Meeting of Shareholders to be held on April 23, 2003 at page 13 is incorporated herein by reference.

PART IV

Item 13. **Exhibits, Financial Statement Schedules, and Reports on Form 8-K.**

(a) The following documents are filed as part of this Report.

1. Financial Statements

The following consolidated financial statements of the Company and its subsidiaries are filed as part of this document under Item 7:

Report of Independent Auditors F-2
Consolidated Balance Sheets F-3
Consolidated Statements of Income F-4
Consolidated Statements of Changes in Shareholders' Equity F-5
Consolidated Statements of Cash Flows F-6
Notes to Consolidated Financial Statements F-8

2. Financial Statement Schedules

All schedules have been omitted because the required information is either inapplicable or included in the Consolidated Financial Statements or related Notes contained in the Annual Report.

3. Exhibits Required by Securities and Exchange Commission Regulation S-B

Exhibit No.	
3.1	Certificate of Incorporation of Grand Central Financial Corp.[(1)]
3.2	Bylaws of Grand Central Financial Corp.[(1)]
4.0	Draft Stock Certificate of Grand Central Financial Corp.[(1)]
10.1	Employment Agreement between Grand Central Financial Corp. and William R. Williams[(2)]
10.2	Employment Agreement between Grand Central Financial Corp. and John A. Rife[(2)]
10.3	Employment Agreement between Grand Central Financial Corp. and Daniel F. Galeoti[(2)]
10.4	Employment Agreement between Grand Central Financial Corp. and Charles O. Standley[(2)]
10.5	Employment Agreement between Central Federal Savings and Loan Association of Wellsville and William R. Williams[(2)]
10.6	Employment Agreement between Central Federal Savings and Loan Association of Wellsville and John A. Rife[(2)]
10.7	Employment Agreement between Central Federal Savings and Loan Association of Wellsville and Daniel F. Galeoti[(2)]
10.8	Employment Agreement between Central Federal Savings and Loan Association of Wellsville and Charles O. Standley[(2)]
10.9	Form of Central Federal Savings and Loan Association of Wellsville Employee Severance Compensation Plan[(1)]
10.10	Form of Central Federal Savings and Loan Association of Wellsville Supplemental Executive Retirement Plan[(1)]
11.0	Statement Re: Computation of Per Share Earnings
21.0	Subsidiaries Information Incorporated Herein By Reference to Part 1—Subsidiary Activities

23.0 Consent of Independent Auditors
99.1 Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2 Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

(1) Incorporated by reference into this document from the Exhibits filed with the Registration Statement on Form SB-2, and any amendments thereto, Registration No. 333-64089.
(2) Incorporated by reference into this document from the Annual Report on Form 10-KSB, filed by the Company for the year ended December 31, 1998.

(b) Reports on Form 8-K filed during the last quarter of 2002

On December 23, 2002, the Company filed an 8-K to announce that it had declared a quarterly dividend of $0.09 per share of common stock. The press release announcing the declaration of a dividend was filed by exhibit.

Item 14. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. The Company maintains controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed within 90 days of the filing date of this report, the chief executive officer and the chief financial officer of the Company concluded that the Company's disclosure controls and procedures were adequate.

(b) Changes in internal controls. The Company made no significant changes in its internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation of those controls by the chief executive officer and chief financial officer.

GRAND CENTRAL FINANCIAL CORP.
Wellsville, Ohio

ANNUAL REPORT
December 31, 2002 and 2001

CONTENTS

	Page
Report of Independent Auditors	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Income	F-4
Consolidated Statements of Changes in Shareholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-8

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Grand Central Financial Corp.
Wellsville, Ohio

We have audited the accompanying consolidated balance sheets of Grand Central Financial Corp. as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grand Central Financial Corp. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLP

Crowe, Chizek and Company LLP

Cleveland, Ohio
February 19, 2003

GRAND CENTRAL FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

(Dollars in thousands, except per share data)

	2002	2001
ASSETS		
Cash and amounts due from depository institutions	$ 12,876	$ 4,378
Interest-bearing deposits in other banks	3	2
Total cash and cash equivalents	12,879	4,380
Time deposits with other bank	7,205	7,006
Securities available for sale	1,439	2,092
Securities held to maturity (fair value 2002 - $18,169, 2001 - $23,528)	17,822	23,343
Loans held for sale	-	8,221
Loans, net (of allowance of $361 and $373)	62,565	70,570
Federal Home Loan Bank stock	3,485	3,328
Accrued interest receivable	403	530
Premises and equipment, net	833	849
Bank owned life insurance	3,068	-
Other assets	820	608
	$ 110,519	$ 120,927
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 1,396	$ 825
Interest-bearing	73,294	75,343
Total deposits	74,690	76,168
Federal Home Loan Bank advances	11,430	18,393
Loan payable	4,900	7,000
Advance payments by borrowers for taxes and insurance	487	603
Accrued interest payable	63	88
Other liabilities	1,366	515
Total liabilities	92,936	102,767
SHAREHOLDHERS' EQUITY		
Preferred Stock, authorized 1,000,000 shares, no shares issued and outstanding		
Common stock, $.01 par value, 6,000,000 shares authorized, 1,938,871 shares issued	19	19
Additional paid-in capital	8,306	8,310
Retained earnings	14,085	13,962
Unearned Employee Stock Ownership Plan shares	(1,425)	(1,651)
Unearned stock based incentive plan shares	(160)	(270)
Treasury stock, at cost (2002 – 292,950 shares, 2001 – 196,540 shares)	(3,270)	(2,226)
Accumulated other comprehensive income	28	16
	17,583	18,160
Total shareholders' equity	$ 110,519	$ 120,927

See accompanying notes to consolidated financial statements.

GRAND CENTRAL FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2002, 2001 and 2000

(Dollars in thousands, except per share data)

	2002	2001	2000
Interest income			
Loans, including fees	$ 5,255	$ 6,685	$ 6,270
Interest on securities	1,691	2,696	3,393
Interest-bearing deposits in banks	137	207	171
Total interest income	7,083	9,588	9,834
Interest expense			
Deposits	2,509	3,245	3,166
FHLB borrowings	664	1,569	2,229
Loan payable	297	494	407
Total interest expense	3,470	5,308	5,802
Net interest income	3,613	4,280	4,032
Provision for loan losses	19	62	-
Net interest income after provision for loan losses	3,594	4,218	4,032
Non-interest income			
Service charges	98	157	208
Gain (loss) on sale of loans	372	(40)	4
Gain on sale of securities	16	15	10
Other income	194	62	72
Total non-interest income	680	194	294
Non-interest expense			
Salaries and employee benefits	1,794	1,864	2,314
Net occupancy expense	263	267	367
Data processing expense	132	137	141
Franchise taxes	287	309	356
Professional fees	211	163	181
Loan expense	197	130	112
Branch closing expense	-	154	-
Other expenses	403	478	429
Total non-interest expense	3,287	3,502	3,900
Income before income taxes	987	910	426
Income tax expense	313	312	150
Net income	$ 674	$ 598	$ 276
Basic earnings per share	$ 0.44	$ 0.38	$ 0.17
Diluted earnings per share	0.43	0.38	0.17

See accompanying notes to consolidated financial statements.

GRAND CENTRAL FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2002, 2001 and 2000
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Employee Stock Ownership Plan Shares	Unearned Stock Based Incentive Plan Shares	Treasury Stock	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at January 1, 2000	$ 19	$ 18,595	$ 14,010	$ (1,231)	$ (934)	$ (1,285)	$ 26	$ 29,200
Comprehensive income:								
Net income			276					276
Other comprehensive income							(11)	(11)
Total comprehensive income								265
Return of capital		(10,313)		(738)				(11,051)
Commitment to release 11,656 employees stock ownership plan shares		40		116				156
Purchase of 92,096 shares of treasury stock						(866)		(866)
Compensation expense with respect to release of 15,516 incentive plan shares and return of capital					569			569
Cash dividends declared ($.25 per share)			(440)					(440)
Balances at December 31, 2000	19	8,322	13,846	(1,853)	(365)	(2,151)	15	17,833
Comprehensive income:								
Net income			598					598
Other comprehensive income							1	1
Total comprehensive income								599
Commitment to release 18,864 employee stock ownership plan shares		(12)		202				190
Purchase of 7,500 shares of treasury stock						(75)		(75)
Release of 15,516 incentive plan shares					95			95
Cash dividends declared ($.31 per share)			(482)					(482)
Balance at December 31, 2001	19	8,310	13,962	(1,651)	(270)	(2,226)	16	18,160
Comprehensive income:								
Net income			674					674
Other comprehensive income							12	12
Total comprehensive income								686
Commitment to release 21,588 employee stock ownership plan shares		(4)		226				222
Purhcase of 96,410 shares of treasury stock						(1,044)		(1,044)
Release of 15,516 incentive plan shares					110			110
Cash dividends declared ($.36 per share)			(551)					(551)
Balance at December 31, 2002	$ 19	$ 8,306	$ 14,085	$ (1,425)	$ (160)	$ (3,270)	$ 28	$ 17,583

See accompanying notes to consolidated financial statements.

GRAND CENTRAL FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002, 2001 and 2000

	(Dollars in thousands)		
	2002	2001	2000
Cash flows from operating activities			
Net income	$ 674	$ 598	$ 276
Adjustments to reconcile net income to net cash provided by operating activities:			
Discount accretion net of premium amortization	(30)	(36)	(191)
(Gain) loss on sale of securities	(16)	(15)	(10)
FHLB stock dividend	(157)	(215)	(218)
Provision for loan losses	19	62	-
Compensation expense on ESOP shares	222	190	156
(Gain) loss on sale of fixed assets, net	-	-	9
(Gain) loss on sales of loans held for sale, net	(372)	40	(4)
Depreciation	118	101	141
Write-down of assets from branch closings	-	154	-
Deferred income taxes	138	36	(22)
Compensation expense for RRP shares	110	95	569
Change in:			
Accrued interest receivable	(127)	576	(123)
Loans held for sale	8,221	(8,221)	-
Accrued interest payable	(25)	(544)	454
Other assets and liabilities	54	(124)	73
Net cash from operating activities	8,829	(7,303)	1,110
Cash flows from investing activities:			
Securities available for sale			
Purchases	(290)	(233)	(174)
Proceeds from sales	386	245	236
Proceeds from maturities and payments	594	1,077	788
Securities held to maturity			
Purchases	(21,508)	-	-
Proceeds from maturities and payments	27,056	12,493	18,950
Increase in time deposits with other banks	(199)	(6)	(7,000)
Purchase of bank owned life insurance	(3,000)	-	-
Purchase of loans	-	-	(2,772)
Net change in loans	8,985	15,769	(10,166)
Net purchases of premises and equipment	(102)	(10)	-
Net cash from investing activities	11,922	29,335	(138)
Cash flows from financing activities:			
Net increase (decrease) in deposits	(1,478)	2,171	(1,836)
Proceeds from loan payable	-	-	7,000
Repayments of loan payable	(2,100)	-	-
Net change in short-term FHLB advances	-	-	5,289
Proceeds from long-term FHLB advances	-	49,320	-
Repayment of long-term FHLB advances	(6,963)	(71,463)	(1,172)
Purchase of treasury stock	(1,044)	(75)	(866)
Return of capital	-	-	(11,051)
Cash dividends paid	(551)	(482)	(440)
Net change in escrow accounts	(116)	(53)	106
Net cash from financing activities	(12,252)	(20,582)	(2,970)

See accompanying notes to consolidated financial statements

GRAND CENTRAL FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002, 2001 and 2000

	(Dollars in thousands)		
	2002	2001	2000
Net increase (decrease) in cash and cash equivalents	$ 8,499	$ 1,450	$ (1,998)
Cash and cash equivalents at beginning of year	4,380	2,930	4,928
Cash and cash equivalents at end of year	$ 12,879	$ 4,380	$ 2,930
Supplemental disclosures			
Cash paid for:			
Interest	$ 3,495	$ 5,852	$ 5,348
Income taxes	160	226	-
Noncash transactions			
Transfers to other real estate owned	-	145	-
Transfer of held for sale loans to portfolio	-	-	147

See accompanying notes to consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise indicated, dollar amounts are in thousand, except per share data

Principles of Consolidation: The consolidated financial statements include the accounts of Grand Central Financial Corp. (Company) and its wholly-owned subsidiary Central Federal Savings and Loan of Wellsville (Bank). All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations: The Company is engaged in the business of banking with operations and four offices in Wellsville, Ohio and surrounding areas, which are primarily light industrial areas. These communities are the source of substantially all of the Company's deposits and loan activities. The Company's primary source of revenue is single-family residential loans.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions and interest-bearing deposits in other banks. The Company reports net cash flows for customer loan and deposit transactions.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Trading securities are carried at fair value, with changes in unrealized holding gains and losses included in income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at lower of cost or fair value when acquired, established a new cost basis. If fair value declines, valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Other premises and equipment are recorded at cost and are depreciated on the straight-line method. Depreciation and amortization are provided over the estimated useful lives of the respective assets which range from 3 to 40 years.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Servicing Assets: Servicing assets represent purchased rights and the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation.*

	2002	2001
Net income as reported	$ 674	$ 598
Deduct: Stock-based compensation expense determined under fair value based method	121	121
Pro forma net income	$ 553	$ 477
Basic earnings per share as reported	$ .44	$ .38
Pro forma basic earnings per share	.36	.30
Diluted earnings per share as reported	.43	.38
Pro forma diluted earnings per share	.35	.30

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Stock Ownership Plan: The cost of shares issued to the Employee Stock Ownership Plan ("ESOP"), but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Off Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to its shareholders. These restrictions pose no practical limit on the ability of the bank or company to pay dividends at historical levels.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Recognition and Retention Plan ("RRP") shares are considered outstanding as they become vested. Diluted earnings per common share include the dilutive effect of RRP shares and the additional potential common shares issuable under stock options.

Concentrations of Credit Risk: At December 31, 2002, the Bank had deposits of $7,205 with a local institution. This amount is not fully insured by the Federal Deposit Insurance Corporation.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which is also recognized as a separate component of shareholders' equity.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $135 was required to meet regulatory reserve and clearing requirements at year end 2002. These balances do not earn interest.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on-and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Business Segments: While the Company's chief decision-makers monitor the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

(Continued)

NOTE 2 – SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

2002	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Mortgage-backed securities:			
Freddie Mac	$ 151	$ -	$ (1)
Fannie Mae	579	21	-
Ginnie Mae	709	24	-
Total	$ 1,439	$ 45	$ (1)
2001			
Fannie Mae Stock	$ 79	$ 1	$ -
Mortgage-backed securities:			
Freddie Mac	178	-	(3)
Fannie Mae	750	1	(4)
Ginnie Mae	1,085	29	
Total	$ 2,092	$ 31	$ (7)

(Continued)

NOTE 2 – SECURITIES (Continued)

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

2002	Carrying Amount	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
U.S. government and federal agencies	$ 2,527	$ 30	$ -	$ 2,557
Corporate obligations	1,996	-	-	1,996
Mortgage-backed securities:				
Freddie Mac	776	4	-	780
Fannie Mae	12,521	318	(5)	12,834
CMO's	2	-	-	2
Total	$ 17,822	$ 352	$ (5)	$ 18,169
2001				
U.S. government and federal agencies	$ 2,000	$ 17	$ -	$ 2,017
Mortgage-backed securities:				
Freddie Mac	12,590	168	(8)	12,750
Fannie Mae	5,270	24	(11)	5,283
CMO's	3,483	13	(18)	3,478
Total	$ 23,343	$ 222	$ (37)	$ 23,528

The fair value of debt securities and carrying amount, if different, at year end 2002 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for sale	Held to maturity	
	Fair Value	Amortized Cost	Fair Value
One year or less	$ -	$ 2,505	$ 2,517
After five years through ten years	-	2,018	2,036
Mortgage-backed securities	1,439	13,299	13,616
	$ 1,439	$ 17,822	$18,169

(Continued)

NOTE 2 – SECURITIES (Continued)

Sales of available for sale securities were as follows.

	2002	2001	2000
Proceeds	$ 386	$ 245	$ 236
Gross gains	16	15	10

Securities with a carrying amount of approximately $2,343 and $3,594, were pledged to secure deposits as required or permitted by law at December 31, 2002 and 2001, respectively.

NOTE 3 – LOANS

Loans at year-end were as follows.

	2002	2001
Loans secured by real estate:		
Construction loans on single family residences	$ 128	$ 675
Single family	48,169	50,738
Multi-family and commercial	1,536	1,381
Commercial loans	120	184
Consumer loans	12,973	17,965
	62,926	70,943
Allowance for loan losses	(361)	(373)
Total	$ 62,565	$ 70,570

Activity in the allowance for loan losses for the year was as follows.

	2002	2001	2000
Balance, beginning of period	$ 373	$ 354	$ 369
Loans charged-off	(35)	(53)	(22)
Recoveries	4	10	7
Provision for losses	19	62	-
Balance, end of period	$ 361	$ 373	$ 354

(Continued)

NOTE 3 – LOANS (Continued)

Nonperforming loans were as follows.

	2002	2001
Loans past due over 90 days still on accrual	$ -	$ -
Nonaccrual loans	781	883

Impaired loans are not material for any period presented.

Loans to principal officer, directors, and their affiliates in 2002 were as follows.

	2002
Balance, beginning of period	$ 273
New loans	560
Payments	(226)
Balance, end of period	$ 607

NOTE 4 – MORTGAGE BANKING ACTIVITIES

Mortgage loans serviced for others are not included in the accompanying balance sheets. The outstanding balances of serviced loans were approximately $25,930 and $11,767 at December 31, 2002 and 2001, respectively.

Changes in capitalized mortgage loan servicing rights included in other assets were as follows.

	2002	2001
Balance at beginning of year	$ 88	$ 58
Originations	162	45
Amortization	(50)	(15)
Totals	$ 200	$ 88

(Continued)

NOTE 5 – PREMISES AND EQUIPMENT

Year end premises and equipment were as follows.

	2002	2001
Land	$ 63	$ 63
Buildings and improvements	1,485	1,462
Furniture, fixtures and equipment	1,227	1,148
	2,775	2,673
Accumulated depreciation and amortization	(1,942)	(1,824)
Total	$ 833	$ 849

Certain Company facilities and equipment were leased under various operating leases. Rental expense was $0, $16, and $38 for years ended December 31, 2002, 2001 and 2000.

The Company closed one branch during 2001 and took charges totaling $154. In connection with the branch closings the Company paid a cancellation fee for terminating the lease, write-off the remaining leasehold improvements and abandoned equipment and wrote down the remaining equipment to its estimated realizable value.

NOTE 6 – DEPOSITS

Interest-bearing deposit account balances are summarized as follows.

	2002	2001
Interest-bearing checking account	$ 14,458	$ 14,163
Savings accounts	18,115	17,508
Certificates of deposit	40,721	43,672
	$ 73,294	$ 75,343

(Continued)

NOTE 6 – DEPOSITS (Continued)

The aggregate amount of certificates of deposit with a minimum denomination of $100 thousand was approximately $3,520 and $3,946 at December 31, 2002 and 2001 respectively. Deposits in excess of $100 are not insured by the FDIC.

At December 31, 2002, scheduled maturities of certificates of deposit are as follows:

2003	$ 21,910
2004	12,905
2005	2,239
2006	3,647
2007	20
Total	$ 40,721

Deposits from principal officers, directors and their affiliates at year end 2002 and 2001 were $300 and $364.

NOTE 7 – FEDERAL HOME LOAN BANK ADVANCES

The Bank has entered into various borrowing agreements with the Federal Home Loan Bank (FHLB) of Cincinnati. FHLB advances are comprised of the following:

Maturity	Interest Rate	2002	2001
2002	5.95% - 6.50%		$ 6,119
2003	5.45% - 5.80%	$ 170	850
2005	6.86% - 6.96%	53	73
2006	6.31%	27	33
2007	6.45% - 6.60%	180	318
2008	5.07% - 5.59%	6,000	6,000
2009	5.07% - 5.47%	5,000	5,000
Total		$ 11,430	$ 18,393

Pursuant to a collateral agreement with the FHLB, the advances are secured by all stock invested in the FHLB, certain securities and certain qualifying first mortgage loans. Qualifying first mortgage loans and securities pledged to secure FHLB advances totaled $47,004 at December 31, 2002. Based on the carrying amount of FHLB stock owned by the Company, total FHLB advances are limited to approximately $69,696 at December 31, 2002.

(Continued)

NOTE 7 – FEDERAL HOME LOAN BANK ADVANCES (Continued)

At December 31, 2002, scheduled payments on borrowings are as follows:

2003	$ 6,235
2004	1,068
2005	4,065
2006	54
2007	8
Total	$ 11,430

NOTE 8 - LOAN PAYABLE

The Company has a note payable with a financial institution with a balance at December 31, 2002 and 2001 of $4,900 and $7,000 at a rate of 4.30%. A reduction to principal of $100 per quarter is required and the remaining balance will be paid on the maturity date of January 21, 2004. Interest is to be paid on a monthly basis. The note is secured by stock the Company owns in the Bank. The proceeds were used to fund the return of capital of $6.00 per share in the first quarter of 2000.

NOTE 9 – FEDERAL INCOME TAXES

Income tax expense consists of the following:

	2002	2001	2000
Current	$ 175	$ 276	$ 172
Deferred	138	36	(22)
	$ 313	$ 312	$ 150

(Continued)

NOTE 9 – FEDERAL INCOME TAXES (Continued)

The provision for federal income taxes differ from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis.

	2002	2001	2000
Expected tax provision at a 34% rate	$ 336	$ 309	$ 145
Effect of tax-exempt income	-	-	(1)
ESOP shares released at fair market value	1	-	15
Bank owned life insurance income	(23)	-	-
Other	(1)	3	(9)
	$ 313	$ 312	$ 150
Effective tax rate	31.7%	34.1%	35.7%

(Continued)

NOTE 9 – FEDERAL INCOME TAXES (Continued)

The net deferred tax assets in the balance sheets include the following components:

	2002	2001
Deferred tax assets		
Bad debt	$ 123	$ 127
Deferred loan fees and costs	265	267
Accrued stock award	16	51
Nonaccrual interest	30	13
Total deferred tax assets	434	458
Deferred tax liabilities		
Fixed assets	76	60
Unrealized gain on securities available for sale	14	8
FHLB Stock Dividends	330	277
Mortgage loan servicing rights	68	30
Other	10	3
Total deferred tax liabilities	498	378
Net deferred tax asset (liability)	$ (64)	$ 80

No valuation allowance for deferred tax assets was provided because the Company had sufficient taxes paid in and available for recovery to warrant recording the full deferred tax asset.

Retained earnings at December 31, 2002 and 2001, includes approximately $2,250 for which no federal income tax liability has been recorded. These amounts represent an allocation of income to bad debt deductions for tax purposes alone. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments from carryback of net operating losses would create income for tax purposes only, which would be subject to current tax. The unrecorded deferred tax liability on the above amounts at December 31, 2002 and 2001 was approximately $765.

Taxes attributable to securities gains approximated $5, $5 and $3 for the years ended December 31, 2002, 2001, and 2000 respectively.

(Continued)

NOTE 10 – PENSION PLAN

The Company maintains a contributory trustee pension plan for all eligible employees. The benefits contemplated by the plan are funded as accrued through the purchase of individual life insurance policies. The cost of funding is charged directly to operations. No unfunded liability exists for past service costs. The Company made no contributions for 2002, 2001 or 2000.

NOTE 11 – EMPLOYEE STOCK OWNERSHIP PLAN

During 1998, the Company established an Employee Stock Ownership Plan ("ESOP") for the benefit of employees 21 and older and who have completed at least one year of service. Contributions under the ESOP are conditioned upon the ESOP being qualified under Sections 401 and 501 of the Internal Revenue code of 1986, as amended (the "Code").

To fund the plan, the ESOP borrowed $1,551 from the Company for the purposes of purchasing 155,111 shares of stock at $10 per share. Principal and interest payments on the loan are due in annual installments, which began December 31, 1998 with the final payments of principal and interest being due and payable at maturity on December 31, 2009. Interest is payable during the term of the loan at a fixed rate of 7.5%. The loan is collateralized by the shares of the Company's common stock purchased with the proceeds. As the Bank periodically makes contributions to the ESOP to repay the loan, shares are allocated to participants on the basis of the ratio of each year's principal and interest payments to the total of all principal and interest payments. All dividends on unallocated shares received by the ESOP are used to pay debt service. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. When loan payments are made, ESOP shares are allocated to participants based on relative compensation.

In March 2000, the Company declared and paid a $6.00 per share return of capital distribution. The ESOP received $738 from the return of capital distribution on 123,081 unallocated shares. The ESOP purchased an additional 83,353 shares with a portion of the proceeds from the return of capital distribution. In addition, the ESOP has approximately $195 of proceeds from the return of capital which will be used to buy additional shares for the plan. The additional shares purchased will be held in suspense and allocated to participants in a manner similar to the original ESOP shares.

ESOP compensation expense was $222, $190 and $156 for 2002, 2001 and 2000. ESOP shares at December 31, 2002 and 2001 were as follows:

	2002	2001
Allocated to participants	108,483	89,976
Unearned	122,882	144,470
Total ESOP shares	231,365	234,446
Fair value of unreleased shares	$ 1,153	$ 1,420

(Continued)

NOTE 12 – STOCK OPTION PLAN

Options to buy stock are granted to directors, officers and employees under the stock option plan. The maximum number of Common Shares that may be issued under the plan is 193,887. The exercise price is the market price at date of grant. The Plan provides for the grant of options, which may qualify as either incentive stock options or nonqualified options. One-fifth of the options awarded become first exercisable on each of the first five anniversaries of the date of grant. The option period expires 10 years from the date of grant.

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	182,497	$ 9.23	182,497	$ 9.23
Granted	-		-	
Exercised	-		-	
Forfeited	-		-	
Outstanding at end of year	182,497	$ 9.23	182,497	$ 9.23

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options exerciseable at year-end	107,903	$ 9.22	71,402	$ 9.21

Options outstanding at year-end 2002 were as follows.

	Outstanding		Exerciseable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$ 9.20 - $9.82	182,497	6.7 years	107,903	$ 9.22

(Continued)

NOTE 13 – STOCK BASED INCENTIVE PLAN

The Company maintains a stock based incentive plan for the benefit of directors and certain key employees of the Company. The stock based incentive plan is used to provide such individuals ownership interest in the Company in a manner designed to compensate such directors and key employees for services. The Bank contributed sufficient funds to enable the stock based incentive plan to purchase a number of common shares in the open market equal to 4% of the common shares sold in connection with the Conversion.

On July 15, 2000 a Committee of the Board of Directors awarded 73,679 shares to certain directors and officers of the Company. No shares had been previously awarded. One-fifth of such shares are earned and nonforfeitable on each of the first five anniversaries of the date of the awards. In the event of the death or disability of a participant or a change in control of the Company, the participant's shares will be deemed to be entirely earned and nonforfeitable upon such date. There were 3,875 shares at December 31, 2001 reserved for future awards. In March 2000, the Company declared and paid a $6.00 per share return of capital distribution. The return of capital for the shares in the plan was passed through to the plan participants which resulted in an expense of approximately $465. Compensation expense, which is based on the cost of the shares, and the return of capital distribution to plan participants in 2002 was $110, $95 for 2001 and $569 for 2000.

NOTE 14 – REGULATORY MATTERS

Related to its conversion from a mutual to stock savings and loan association, the Bank established a liquidation account of approximately $14,300, which was equal to its total net worth as of the date of the latest balance sheet appearing in the final conversion prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

(Continued)

NOTE 14– REGULATORY MATTERS (Continued)

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct affect on the Bank and the financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to total assets (as defined). As discussed in greater detail below, as of December 31, 2002, the Bank meets all of the capital adequacy requirements to which it is subject.

As of the most recent notifications from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

(Continued)

NOTE 14– REGULATORY MATTERS (Continued)

At December 31, 2002 and 2001, the Bank's actual capital levels and minimum required levels were:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2002						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 21,163	38.6%	$ 4,385	8.0%	$ 5,482	10.0%
Tier I Capital (to Risk-Weighted Assets)	20,802	38.0	2,193	4.0	3,289	6.0
Tier I Capital (to Adjusted Assets)	20,802	18.9	4,403	4.0	5,504	5.0
2001						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 22,660	35.7%	$ 5,079	8.0%	$ 6,349	10.0%
Tier I Capital (to Risk-Weighted Assets)	22,287	35.1	2,540	4.0	3,809	6.0
Tier I Capital (to Adjusted Assets)	22,287	18.4	4,839	4.0	6,049	5.0

(Continued)

NOTE 14 – REGULATORY MATTERS (Continued)

Banking regulations limit capital distributions by banks. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At year-end 2002, approximately $334 is available to pay dividends to the holding company.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The Company had outstanding commitments to originate loans as follows:

	December 31,	
	2002	2001
First mortgages	$ 892	$ 4,117
Consumer lines	2,044	2,421
Commercial lines	250	168
	$ 3,186	$ 6,706

As of December 31, 2002, fixed-rate commitments totaled $123 and had interest rates ranging from 6.625% to 8.25%. As of December 31, 2001, fixed-rate commitments totaled $3,954 and had interest rates ranging from 5.875% to 8.75%. Commitments to make loans are generally made for periods of 60 days or less.

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents: For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

(Continued)

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Loans: The fair value of loans is estimated by discounting future cash flows using the current rater at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans held for sale is estimated based on quoted market prices.

Federal Home Loan Bank Stock: The estimated fair value of Federal Home Loan Bank stock is considered to approximate cost since it may be redeemed at par under certain circumstances.

Deposit Liabilities: The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances: The fair value of Federal Home Loan Bank Advance is estimated by discounting future cash flows using the rates currently offered for similar borrowings of similar remaining maturities.

Loan Payable: The fair value of the loan payable is estimated by discounting future cash flows using the current rates for borrowings of similar remaining maturities.

Accrued Interest Receivable and Accrued Interest Payable: For these assets and liabilities, the carrying amount is a reasonable estimate of fair value.

Off Balance Sheet Commitments: The fair value of off balance sheet commitments to extend credit is not material.

The estimated fair values of the Company's financial instruments are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 12,879	$ 12,879	$ 4,380	$ 4,380
Time deposits with other bank	7,205	7,205	7,006	7,006
Securities	19,261	19,608	25,435	25,620
Loans, net of allowance	62,565	65,119	70,570	72,647
Loans held for sale	-	-	8,221	8,221
FHLB Stock	3,485	3,485	3,328	3,328
Accrued interest receivable	403	403	530	530
Financial liabilities:				
Deposits	(74,690)	(75,345)	(76,168)	(76,796)
Federal Home Loan Bank advances	(11,430)	(12,819)	(18,393)	(19,059)
Loan payable	(4,900)	(4,900)	(7,000)	(7,000)
Accrued interest payable	(63)	(63)	(88)	(88)

(Continued)

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at December 31, 2002 the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2002 should not necessarily be considered to apply at subsequent dates.

Other assets and liabilities of the Company may have value, but are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in these financial statements nevertheless may have value, but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of certain loan servicing rights, the value of a trained work force, customer goodwill and similar items.

NOTE 17 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows.

	2002	2001	2000
Unrealized holding gains and losses on available-for-sale securities	$ 34	$ 17	$ (7)
Less reclassification adjustments for gains later recognized in income	(16)	(15)	(10)
Net unrealized gains and losses	18	2	(17)
Tax effect	(6)	(1)	(6)
Other comprehensive income	$ 12	$ 1	$ (11)

(Continued)

NOTE 18 – EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

	2002	2001	2000
Basic			
Net income	$ 674	$ 598	$ 276
Weighted average common shares outstanding	1,530,429	1,564,797	1,599,747
Basic earnings per common share	$ 0.44	$ 0.38	$ 0.17
Diluted			
Net income	$ 674	$ 598	$ 276
Weighted average common shares			
Outstanding for basic earnings per common share	1,530,429	1,564,797	1,595,477
Add: Dilutive effects of assumed exercises of stock options and RRP shares	31,570	4,713	29,649
Average shares and dilutive potential common shares	1,561,999	1,569,510	1,625,126
Diluted earnings per common share	$ 0.43	$ 0.38	$ 0.17

Stock options for 8,000 shares of common stock were not considered in computing earnings per share for 2002 and 2001 because they were antidilutive.

(Continued)

NOTE 19 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Grand Central Financial Corp. follows,

CONDENSED BALANCE SHEET,
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 516	$ 1,738
Investment in banking subsidiary	20,831	22,303
Other assets	1,291	1,290
Total assets	$ 22,638	$ 25,331
LIABILITIES AND EQUITY		
Loan payable	$ 4,900	$ 7,000
Accrued expenses and other liabilities	155	171
Shareholders' equity	17,583	18,160
Total liabilities and shareholders' equity	$ 22,638	$ 25,331

CONDENSED STATEMENTS OF INCOME
December 31, 2002 and 2001

	2002	2001
Interest and dividend income		
Loan interest income	$ 77	$ 86
	77	86
Interest expense	297	494
Operating expenses	173	204
	470	698
Loss before taxes and equity in undistributed loss of subsidiary	(393)	(612)
Income tax benefit	(137)	(208)
Loss before equity in undistributed loss of subsidiary	(256)	(404)
Equity in undistributed earnings of subsidiary	930	1,002
Net income	$ 674	$ 598

(Continued)

NOTE 19– PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
At December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income	$ 674	$ 598
Equity in undistributed earnings of subsidiary	(930)	(1,002)
Cash received from bank for ESOP loan	212	212
Change in other assets and other liabilities	(589)	422
Net cash from operating activities	(633)	229
Cash flows from financing activities		
Repayment of loan payable	(2,100)	-
Purchase of treasury stock	1,044	(75)
Cash dividends paid	551	(482)
Dividends on unallocated ESOP shares	(84)	(60)
Net cash from financing activities	(589)	(617)
Net change in cash and cash equivalents	(1,222)	(388)
Beginning cash and cash equivalents	1,738	2,126
Ending cash and cash equivalents	$ 516	$ 1,738

NOTE 20 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings per Share Basic	Earnings per Share Fully Diluted
2002					
First quarter	$ 1,940	$ 996	$ 209	$ .13	$ .13
Second quarter	1,767	858	140	.09	.09
Third quarter	1,719	854	114	.08	.07
Fourth quarter	1,657	905	211	.14	.14
2001					
First quarter	$ 2,550	$ 1,032	$ 180	$ .12	$ .12
Second quarter	2,521	1,113	91	.06	.06
Third quarter	2,263	980	275	.18	.18
Fourth quarter	2,254	1,155	52	.02	.02

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAND CENTRAL FINANCIAL CORP.

/s/ David C. Vernon
David C. Vernon
Chairman of the Board and Chief Executive Officer

Date: March 19, 2003

Pursuant to the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ David C. Vernon David C. Vernon (principal executive officer)	Chairman of the Board and Chief Executive Officer	March 19, 2003
/s/ William R. Williams William R. Williams	President and Director	March 19, 2003
/s/ John A. Rife John A. Rife (principal accounting and financial officer)	Executive Vice President and Treasurer	March 19, 2003
/s/ Gerry W. Grace Gerry W. Grace	Director	March 19, 2003
/s/ Jeffrey W. Aldrich Jeffrey W. Aldrich	Director	March 19, 2003
/s/ Thomas P. Ash Thomas P. Ash	Director	March 19, 2003

CERTIFICATION

I, David C. Vernon, certify, that:

1. I have reviewed this annual report on Form 10-KSB of Grand Central Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. all significant deficiencies in the design or operation of the internal controls which could adversely affect the registrant's ability to record process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect the internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 19, 2003

/s/ David C. Vernon
David C. Vernon
Chairman of the Board and Chief Executive Officer

CERTIFICATION

I, John A. Rife, certify, that:

1. I have reviewed this annual report on Form 10-KSB of Grand Central Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies in the design or operation of the internal controls which could adversely affect the registrant's ability to record process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect the internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 19, 2003

/s/ John A. Rife
John A. Rife
Executive Vice President and Treasurer

Officers and Directors

Officers

David C. Vernon
Chairman of the Board and Chief Executive Officer

William R. Williams
President

John A. Rife
Executive Vice President and Treasurer

Charles O. Standley
Vice President of Commercial and Consumer Lending

Daniel F. Galeoti
Corporate Secretary and Vice President of Mortgage

Directors

David C. Vernon
Chairman of the Board

Gerry W. Grace
Director

William R. Williams
Director

Thomas P. Ash
Director

Jeffrey W. Aldrich
Director

All above directors are members of the board of Grand Central Financial Corp. and Central Federal Savings and Loan Association of Wellsville.

Corporate Information

Stock Price Information
Grand Central Financial Corp.'s common stock trades on the Nasdaq SmallCap Market under the symbol: GCFC.

Grand Central Financial Corp. had approximately 580 shareholders at December 31, 2002 based upon shareholders of record and an estimate of shares held in nominee names.

Investor Information

Shareholders, investors, and analysts interested in additional information may contact:

David C. Vernon
Chairman of the Board and Chief Executive Officer
601 Main Street
Wellsville, Ohio 43968
(330) 532-1517

Independent Auditors

Crowe, Chizek and Company LLP
Landerbrook Corporate Center One
5900 Landerbrook Drive, Suite 205
Cleveland, Ohio 44124-4043

Annual Meeting of Shareholders
The Annual Meeting of the Shareholders of Grand Central Financial Corp. will be held at 10:00 a.m., April 23, 2003 at:

East Liverpool Motor Lodge
2340 Dresden Avenue
East Liverpool, Ohio

All Shareholders are cordially invited to attend.

Stock Transfer Agent and Registrar

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07203
(908) 241-9880

Corporate Counsel

Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

Notes

Grand Central Financial Corp.

P.O. Box 345 ◦ Wellsville, Ohio 43968

GRAND CENTRAL FINANCIAL CORP.

Main Office:	601 Main Street P. O. Box 345 Wellsville, Ohio 43968 Telephone 330-532-1517 Toll Free 888-273-8255 Fax 330-532/3875
Wellsville Drive-In:	565 Main Street Wellsville, Ohio 43968 Telephone 330-532-9378
Calcutta Branch:	49028 Foulks Drive P. O. Box 2732 Calcutta, Ohio 43920 Telephone 330-385-4323 Fax 330-385-5559